Exhibit 10.2

LICENSE AND COLLABORATION AGREEMENT

This LICENSE AND COLLABORATION AGREEMENT (the “Agreement”) is entered into as of [                ], 2013 (the “Effective Date”) by and between ARADIGM CORPORATION, a California corporation having a principal place of business at 3929 Point Eden Way, Hayward, CA 94545 (“Aradigm”), and GRIFOLS, S.A., a company (sociedad anónima) organized under the laws of Spain having a principal place of business at Avinguda de la Generlitat, 152-158, Parc de Negocis Can Sant Joan, Sant Cugat del Valles 08174, Barcelona, Spain (“Grifols”). Grifols and Aradigm may each be referred to as a “Party” or collectively as the “Parties”.

RECITALS

WHEREAS, Aradigm owns or has rights to certain technology and intellectual property, including technology and intellectual property related to inhaled ciprofloxacin and is willing to license such technology to Grifols, and Grifols desires to accept such license;

WHEREAS, Aradigm and Grifols desire to establish a collaboration for the development and commercialization of inhaled ciprofloxacin, including the product candidate referred to by Aradigm as ARD-3150, for the treatment of non-cystic fibrosis bronchiectasis, in accordance with the terms and conditions set forth herein;

WHEREAS, on May 20, 2013, Aradigm and Grifols entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which Grifols agreed to purchase a number of shares equal to 35% of the outstanding shares of Aradigm’s common stock, no par value (the “Common Stock”) on a fully diluted basis;

WHEREAS, as a condition to the Closing of the Stock Purchase Agreement, Aradigm and Grifols will be required to execute and deliver this Agreement; and

WHEREAS, in order for Aradigm to fulfill its supply obligations under this Agreement, Aradigm will be required to enter into a supply agreement with Sigma-Tau PharmaSource, Inc. or another pharmaceutical manufacturer reasonable acceptable to Grifols (the “Third Party Manufacturer”) under which such Third Party Manufacturer will manufacture and supply to Aradigm, and Aradigm will purchase from the Third Party Manufacturer, the Aradigm Products (the “Supply Agreement”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Aradigm and Grifols are entering into an option agreement (the “A1AT Option Agreement”) pursuant to which Aradigm will grant to Grifols an exclusive option to license Aradigm’s AERx Pulmonary Drug Delivery System for use with Grifols’ alpha-1 antitrypsin (“A1AT”) molecule.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

The terms in this Agreement with initial letters capitalized, whether used in the singular or the plural, shall have the meaning set forth below or, if not listed below, the meaning designated elsewhere in this Agreement (and derivative forms of them shall be interpreted accordingly). The terms “include,” “includes,” “including” and derivative forms of them shall be deemed followed by the phrase “without limitation” regardless of whether such phrase appears there (and with no implication being drawn from its inconsistent inclusion or non-inclusion).

1.1 “AAA” has the meaning set forth in Section 13.3.

1.2 “Acquiror” has the meaning set forth in Section 14.5.

1.3 “Additional Aradigm Product” means each Aradigm Product elected by Grifols to be Developed for an Additional Indication pursuant to Section 4.6.

1.4 “Additional Development Plan” has the meaning set forth in Section 4.6.

1.5 “Additional Indications” means cystic fibrosis, non-tuberculosis mycobacteria, chronic obstructive pulmonary disease, and/or a bio-defense application, or any additional indication proposed by a Party in accordance with Section 4.6, but expressly excludes any Excluded Bio-Defense Indications.

1.6 “Affiliate” means, with respect to a Person, any Person that controls, is controlled by or is under common control with such first Person. For purposes of this definition only, “control” means (a) to possess, directly or indirectly, the power to direct the management or policies of a Person, whether through ownership of voting securities, by contract relating to voting rights or corporate governance or otherwise, or (b) to own, directly or indirectly, fifty percent (50%) or more of the outstanding securities or other ownership interest of such Person. For the purposes of this Agreement, neither Party shall be considered an Affiliate of the other, and the Affiliates of each Party shall not be considered Affiliates of the other Party or of any of such other Party’s Affiliates.

1.7 “Agreement” has the meaning set forth in the Preamble.

1.8 “Aradigm” has the meaning set forth in the Preamble.

1.9 “Aradigm Breach” has the meaning set forth in Section 12.3(a).

1.10 “Aradigm Change in Control” means:

(a) any transaction or series of related transactions (including tender offers, mergers, consolidations and other forms of business consolidations) following which a Person or Group (other than Grifols or any Group that includes Grifols) who owns less than 50% of the issued and outstanding voting securities of Aradigm immediately prior to such transaction or series of related transactions beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, more than 50% of the issued and outstanding voting securities of either Aradigm, the entity surviving such transaction or any direct or indirect parent entity of such continuing or surviving entity; provided that if such Person is not a shareholder of Aradigm as of the date hereof or such Group does not consist solely of shareholders of Aradigm as of the date hereof, the references to the number 50% in this clause (a) shall be replaced by the number 40%, or

(b) the sale, lease, exchange, conveyance license, transfer or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all of the business or assets of Aradigm to any Person or Group (other than Grifols or any Group that includes Grifols), including any liquidation, dissolution or winding up of the affairs of Aradigm, or any other distribution made, in connection therewith.

1.11 “Aradigm Indemnitees” has the meaning set forth in Section 10.2.

1.12 “Aradigm Know-How” means all Know-How Controlled by Aradigm as of the Effective Date or during the Term, to the extent it is necessary for, and actually used by Aradigm in, the Development of the Aradigm Products. For clarity, Aradigm Know-How excludes Know-How described in the Aradigm Patents.

1.13 “Aradigm Marks” has the meaning set forth in Section 8.5(b).

1.14 “Aradigm Patents” means all Patents Controlled by Aradigm as of the Effective Date or during the Term which Cover the Aradigm Products, including the Patents listed in Exhibit A. For the avoidance of doubt, “Aradigm Patents” shall include all Patents Controlled by Aradigm which Cover Lipoquin, Free Ciprofloxacin, and Pulmaquin (and any derivatives thereof).

1.15 “Aradigm Product” means any pharmaceutical preparation containing the Compound and includes any Additional Aradigm Product but expressly excludes any Bio-Defense Aradigm Product.

1.16 “Aradigm Technology” means the Aradigm Know-How and the Aradigm Patents.

1.17 “Aradigm’s Knowledge” means the knowledge of Aradigm’s officers and senior directors, after due inquiry.

1.18 “Audited Party” has the meaning set forth in Section 7.7.

1.19 “Auditing Party” has the meaning set forth in Section 7.7.

1.20 “Bankrupt Party” has the meaning set forth in Section 12.5.

1.21 “Bankruptcy Code” has the meaning set forth in Section 12.5.

1.22 “Bio-Defense Application” means the use of the Aradigm Product to treat or prevent disease, conditions or symptoms caused by or otherwise associated with terrorist, military, wartime acts (or threatened or potential actions) or other similar hostile actions or causes, including without limitation the treatment of inhalational anthrax, inhalational tularemia, pneumonic plague, Q-fever and respiratory infections with Burkholderia pseudomallei.

1.23 “Bio-Defense Aradigm Product” has the meaning set forth in Section 4.6(b).

1.24 “Budget” has the meaning set forth in Section 4.1.

1.25 “Business Day” means any day (other than a Saturday, Sunday or a legal holiday) on which banks are open for general business in Barcelona, Spain and San Francisco, California, USA.

1.26 “Claims” has the meaning set forth in Section 10.1.

1.27 “Commercialization Plan” has the meaning set forth in Section 6.2.

1.28 “Commercialization Records” has the meaning set forth in Section 6.4.

1.29 “Commercialize” or “Commercialization” means to manufacture commercial supplies, market, promote, sell, offer for sale and/or distribute.

1.30 “Common Stock” has the meaning set forth in the recitals.

1.31 “Competitive Aradigm Product” means, with respect to a given Aradigm Product and on country-by-country basis, any inhaled liquid liposomal product containing ciprofloxacin (other than such Aradigm Product) which has received Regulatory Approval for use in the Initial Indication or any Additional Indication for which such Aradigm Product also has received Regulatory Approval.

1.32 “Compound” means ciprofloxacin in a liposomal formulation and/or Free Ciprofloxacin and any improvements and enhancements to such formulations, and any other modifications and derivatives thereto.

1.33 “Confidential Information” of a Party means any and all information of a confidential or proprietary nature disclosed by such Party to the other Party under this Agreement or under the Prior NDA, whether in oral, written, graphic or electronic form.

1.34 “Control” means, with respect to any particular Know-How or Patent, that a Party (a) owns or (b) has a license (other than a license granted to such Party under this Agreement) to such Know-How or Patent and, in each case, has the ability to grant to the other Party access, a license, or a sublicense (as applicable) to such Know-How or Patent on the terms and conditions set forth in this Agreement without violating the terms of any then-existing agreement or other arrangement with any Third Party.

1.35 “Cover” means, with respect to a particular item and a particular Patent, that such Patent claims or covers, in any of the countries of manufacture, use, and/or sale, (a) the composition of such item, any of its ingredients or formulations or any product containing or that is made using such item (by virtue of such product containing or being made using such item); (b) a method of making or using any of the foregoing things referred to in (a); (c) an item used or present in the manufacture of any of the foregoing things referred to in (a); and/or (d) the method by which such item was discovered or identified, or another item present during or used in such method.

1.36 “Develop” or “Development” means activities that relate to obtaining Regulatory Approval of an Aradigm Product, including manufacturing of the Aradigm Product for clinical supplies, quality control, preclinical testing, toxicology testing, clinical trials, and preparation and submission of applications for obtaining Regulatory Approval of an Aradigm Product. Development shall exclude Commercialization and the building of commercial inventory of an Aradigm Product.

1.37 “Development Costs” means the out-of-pocket and internal costs and expenses associated with particular Development activities through the submission of an application for obtaining Regulatory Approval of such Aradigm Product, as set forth from time to time in the Development Plan. Such costs and expenses shall include, without limitation, reimbursement of fully-burdened FTEs (including overhead), all expenditures arising from or relating to the supply of clinical product, the preparation and submission of applications for obtaining Regulatory Approval, and any other expenses or direct payments to consultants, contractors, service providers and other Third Parties arising directly from or relating directly to the Development Plan.

1.38 “Development Plan” means the plan set forth on Exhibit B (as may be amended in accordance with the terms hereof) setting forth the activities to be conducted to Develop the Compound for the Initial Indication in accordance with the terms of ARTICLE 4.

1.39 “Development Records” has the meaning set forth in Section 4.4.

1.40 “Diligent Efforts” means, with respect to a Party’s obligations under this Agreement, the carrying out of such obligations with a level of effort and resources consistent with those commercially reasonable efforts and practices of a company comparable with such Party under the circumstances.

1.41 “Dollar” or “$” means a USA dollar.

1.42 “EMA” means the European Medicines Agency or any successor entity.

1.43 “EU” or “European Union” means the European Union member states as then constituted. As of the Effective Date, the European Union member states are Austria, Belgium, Bulgaria, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, and the United Kingdom.

1.44 “Event of Bankruptcy” has the meaning set forth in Section 12.5.

1.45 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.46 “Excluded Bio-Defense Indication” has the meaning set forth in Section 4.6(b).

1.47 “Executive Officer” means, with respect to Aradigm, its Chief Executive Officer, and with respect to Grifols, its Chief Executive Officer or his designee.

1.48 “FD&C Act” means the USA Federal Food, Drug and Cosmetic Act, as amended.

1.49 “FDA” means the USA Food and Drug Administration or any successor entity.

1.50 “First Commercial Sale” means, with respect to a Aradigm Product, the first sale, transfer or disposition for value to a Third Party of such Aradigm Product in a given regulatory jurisdiction after Regulatory Approval has been obtained in such jurisdiction.

1.51 “Free Ciprofloxacin” means ciprofloxacin that is not encapsulated in liposomes.

1.52 “Governmental Authority” means any multi-national, federal, state, local, municipal, provincial or other governmental authority of any nature (including any governmental division, prefecture, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal).

1.53 “Grifols” has the meaning set forth in the Preamble.

1.54 “Grifols Control Event” means:

(a) a Person, acting individually or jointly with other Persons, obtains, directly or indirectly, the control of thirty percent (30%) or more of the voting rights of Grifols;

(b) a change in the current shareholders such that, without reaching the percentage included in clause (a) above, allows a shareholder of Grifols to appoint directors of Grifols, S.A., as applicable, who, together with any other directors of the Grifols such shareholder has already appointed, if any, represent more than half of the members of the board of directors of Grifols; or

(c) a change, or series of changes occurring at the same time, either by dismissal, resignation or nonrenewal, of more than half of the members of the board of directors of Grifols.

1.55 “Grifols Indemnitees” has the meaning set forth in Section 10.1.

1.56 “Grifols Sublicense Agreement” has the meaning set forth in Section 2.2(a).

1.57 “Group” shall mean any group of Persons formed for the purpose of acquiring, holding, voting, disposing of or beneficially owning equity securities, which group of Persons would be required under Section 13(d) of the Exchange Act to file a statement on Schedule 13D pursuant to Rule 13d-1(a) or a Schedule 13G pursuant to Rule 13d-1(c) with the Securities and Exchange Commission as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned equity securities representing more than 5% of any class of equity securities then outstanding.

1.58 “Indemnified Party” has the meaning set forth in Section 10.3.

1.59 “Indemnifying Party” has the meaning set forth in Section 10.3.

1.60 “Infringement” has the meaning set forth in Section 8.2(a).

1.61 “Initial Indication” means the treatment of one of the following with the Aradigm Product: (i) non-cystic fibrosis bronchiectasis, or (ii) pulmonary infections associated with non-cystic fibrosis bronchiectasis.

1.62 “JSC” means the committee formed by the Parties as described in Section 3.1(a).

1.63 “Know-How” means all technical information and know-how, including inventions, discoveries, trade secrets, specifications, instructions, processes, formulae, expertise, materials, methods, protocols and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or processes for their manufacture, formulations containing them or compositions incorporating or comprising them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data, instructions, processes, formula, and expertise.

1.64 “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any federal, national, multinational, state, provincial, county, city or other political subdivision, domestic or foreign, including common law.

1.65 “Liabilities” has the meaning set forth in Section 10.1.

1.66 “Licensed Rights” means the rights granted to Grifols by Aradigm to the Aradigm Technology under Section 2.1(a).

1.67 “Lipoquin” means Aradigm’s proprietary liposomal ciprofloxacin formulation marketed under the name “Lipoquin”.

1.68 “Milestone Event” has the meaning set forth in Section 7.2.

1.69 “Milestone Payment” has the meaning set forth in Section 7.2.

1.70 “NDA” means a New Drug Application, as defined in the FD&C Act, as amended, and applicable regulations promulgated thereunder by the FDA, and the equivalent application to the equivalent agency in any other regulatory jurisdiction.

1.71 “Net Sales” means, with respect to any Aradigm Product or Bio-Defense Aradigm Product, the gross amounts received by a Party and its Affiliates and their respective licensees and sublicensees for the sale, transfer, or other disposition of such Aradigm Product or Bio-Defense Aradigm Product, as applicable, to Third Parties less the following deductions to the extent reasonable and customary and actually allowed and taken with respect to such sale, transfer or other disposition:

(a) reasonable cash, trade or quantity discounts, charge-back payments, and rebates actually granted to trade customers, managed health care organizations, pharmaceutical benefit managers, group purchasing organizations and national, state, or local government;

(b) credits, rebates or allowances actually allowed upon prompt payment or on account of claims, damaged goods, rejections or returns of such Aradigm Product or Bio-Defense Aradigm Product, as applicable, including in connection with recalls;

(c) freight, postage, shipping, transportation and insurance charges, in each case actually allowed or paid for delivery of such Aradigm Product or Bio-Defense Aradigm Product, as applicable; and

(d) taxes (other than income taxes), duties, tariffs or other governmental charges levied on the sale of such Aradigm Product or Bio-Defense Aradigm Product, as applicable, including VAT, excise taxes and sales taxes.

Notwithstanding the foregoing, amounts received or invoiced by a Party, its Affiliates or their licensees or sublicensees for the sale of such Aradigm Product or Bio-Defense Aradigm Product, as applicable, to Affiliates, licensees or sublicensees shall not be included in the computation of Net Sales hereunder. For the purposes of determining Net Sales, an Aradigm Product shall be deemed to be sold when payment has been received by Grifols or its Affiliates or Aradigm, as applicable, for such Aradigm Product or Bio-Defense Aradigm Product, as applicable. Net Sales shall be accounted for in accordance with the International Financial Reporting Standards, consistently applied in such country in the Territory. For clarity, a particular deduction may only be accounted for once in the calculation of Net Sales.

With respect to any sale of any Aradigm Product or Bio-Defense Aradigm Product, as applicable, in a given country for substantive consideration other than monetary consideration on arms-length terms, for the purposes of calculating the Net Sales under this Agreement, such Aradigm Product or Bio-Defense Aradigm Product, as applicable, shall be deemed to be sold exclusively for money at the average Net Sales price charged to Third Parties for cash sales in such country during the applicable reporting period (or if there were only de minimis cash sales in such country, the average Net Sales price charged to Third Parties for cash sales in all countries in the Territory during the applicable reporting period).

1.72 “Non-Bankrupt Party” has the meaning set forth in Section 12.5.

1.73 “ODD” means the grant of orphan designation to a drug for a specified rare disease or condition by the FDA pursuant to Section 526 of the FD&C Act, by the European Commission of the EU pursuant to Regulation (EC) No 141/200 of 16 December 1999 and Commission Regulation (EC) No 847/2000, or pursuant to equivalent applicable Laws of other Governmental Authorities.

1.74 “Party” or “Parties” has the meaning set forth in the Preamble.

1.75 “Patents” means, collectively, (a) pending patent applications (and patents issuing therefrom), issued patents, regional patents, utility models and designs; and (b) reissues, divisions, substitutions, confirmations, renewals, extensions, provisionals, registrations, validations, re-examinations, additions, continuations, continued prosecution applications, continuations-in-part, divisionals, or any Supplementary Protection Certificates or restoration of patent terms of or to any patents, patent applications, utility models or designs, in each case being enforceable within the applicable territory.

1.76 “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

1.77 “Pharmaceutical Company” means any Third Party company that is in the business of developing and commercializing pharmaceutical products.

1.78 “Pharmacovigilance Agreement” has the meaning set forth in Section 5.5.

1.79 “Phase III Report” means the final report detailing the data and results obtained from the Phase III clinical trial for the Initial Indication.

1.80 “Prior NDA” means that certain Mutual Non-Disclosure Agreement between the Parties dated April 19, 2012.

1.81 “Product Marks” has the meaning set forth in Section 8.5(a).

1.82 “Pulmaquin” means Aradigm’s proprietary inhaled liposomal and Free Ciprofloxacin product, comprising a mixture of Lipoquin with unencapsulated ciprofloxacin.

1.83 “Regulatory Approval” means all approvals necessary for the commercial sale of an Aradigm Product for any indication in a given country or regulatory jurisdiction in the Territory, which shall include satisfaction of all applicable regulatory and notification requirements, but which shall exclude any pricing and reimbursement approvals.

1.84 “Regulatory Authority” means the FDA or any corollary agency involved in granting Regulatory Approval in any other country or jurisdiction in the Territory, including the EMA in the EU.

1.85 “Regulatory Materials” means regulatory applications, submissions, notifications, communications, correspondence, registrations, Regulatory Approvals and/or other filings made to, received from or otherwise conducted with a Regulatory Authority in order to Develop, manufacture, market, sell or otherwise Commercialize an Aradigm Product in a particular country or jurisdiction.

1.86 “Remedial Action” has the meaning set forth in Section 5.6.

1.87 “Revenue” has the meaning set forth in Section 8.2(e).

1.88 “Royalty Term” has the meaning set forth in Section 7.3(c).

1.89 “Stock Purchase Agreement” has the meaning set forth in the recitals.

1.90 “Supply Agreement” has the meaning set forth in the recitals.

1.91 “Supply Failure” has the meaning set forth in the Supply Agreement.

1.92 “Term” has the meaning set forth in Section 12.1.

1.93 “Termination Fee” has the meaning set forth in Section 12.6.

1.94 “Territory” means the entire world.

1.95 “Third Party” means any Person not including the Parties or the Parties’ respective Affiliates.

1.96 “Third Party Manufacturer” has the meaning set forth in the recitals.

1.97 “USA” means the United States of America, including all possessions and territories thereof.

1.98 “Valid Claim” means a claim of a Patent within the Aradigm Patents, which claim is pending and has not been finally abandoned or finally rejected or is issued and unexpired and has not been found to be unpatentable, invalid or unenforceable by a court or other authority having jurisdiction, from which decision no appeal is taken, shall be taken or can be taken.

ARTICLE 2

LICENSES

2.1 License to Grifols. Subject to the terms and conditions of this Agreement, Aradigm hereby grants to Grifols during the Term (a) an exclusive, royalty-bearing license, with the right to sublicense solely as provided in Section 2.2, under the Aradigm Technology, to use, import, offer for sale and sell and otherwise fully Commercialize Aradigm Products in the Territory, and (b) a non-exclusive, royalty-free license, under the Aradigm Technology, to make and have made such Aradigm Products in the Territory; provided, however, that (i) Grifols shall have no license or right under the Aradigm Technology to Develop Aradigm Products, and (ii) Grifols shall have no right to practice the license granted in Section 2.1(b) except (A) to the extent necessary to set up or validate a back-up manufacturing facility, (B) to provide for a safety stock or (C) to prepare and manufacture Aradigm Products in the event Grifols reasonably believes, following failures to meet forecasts or quality-related concerns, there is likely to be a Supply Failure (as that term is defined in the supply agreement between the parties), and, in any event, in the event of a Supply Failure. Grifols shall not, and shall ensure that its Affiliates and sublicensees do not, use or practice any Aradigm Technology outside the scope of the license granted to it under this Section 2.1. Aradigm hereby expressly retains for itself exclusive rights under the Aradigm Technology to Develop Aradigm Products.

2.2 Grifols Sublicense Rights.

(a) Grifols shall have the right to (i) grant sublicenses of the licenses granted in Section 2.1 to its Affiliates or Third Parties, and (ii) allow such Affiliates or Third Parties to grant further sublicenses through multiple tiers, in each case solely as set forth in this Section 2.2 (each such sublicense, a “Grifols Sublicense Agreement”). Grifols shall remain primarily responsible for all of its sublicensees’ activities with respect to such sublicenses and any and all failures by its sublicensees to comply with the applicable terms of this Agreement. For the avoidance of doubt, and notwithstanding anything to the contrary in Section 12.2, Grifols shall include in each Grifols Sublicense Agreement a provision that prohibits such sublicensee from challenging the validity of the Aradigm Patents.

(b) Grifols shall, within thirty (30) days after granting any Grifols Sublicense Agreement, notify Aradigm of the grant of such sublicense. Each Grifols Sublicense Agreement shall (i) be consistent with the terms and conditions of this Agreement and Grifols shall include in such sublicense provisions that require the sublicensee to be, and to require any further sublicensee to be, bound by and subject to all applicable terms and conditions of this Agreement in the same manner and to the same extent as Grifols is bound thereby, or (ii) otherwise include terms that are mutually agreed upon by the Parties.

2.3 Third Party Licenses.

(a) Aradigm Product in the same form and formulation as of the Effective Date. Aradigm shall be responsible for entering into (and/or maintaining) any necessary Third Party licenses and any related payment obligations to Third Parties to allow Grifols to practice the Licensed Rights in connection with the Aradigm Product in the same form and formulation existing as of the Effective Date. Aradigm hereby represents and warrants that no Third Party rights are included in the Licensed Rights.

(b) Changes to the Aradigm Product during the Term. The responsibility, necessity and handling of any Third Party license required as a result of improvements or changes to an Aradigm Product or the Development of an Additional Aradigm Product, in each case, requested or proposed by Grifols and conducted pursuant to Development activities overseen by the JSC shall be agreed upon by the JSC, provided that the costs associated with any such requirements shall be the responsibility of Grifols.

2.4 Aradigm Retained Rights. All rights, licenses, benefits and privileges not expressly granted to Grifols hereunder are reserved by Aradigm.

ARTICLE 3

GOVERNANCE

3.1 Joint Steering Committee.

(a) Formation and Role. Within thirty (30) days after the Effective Date, the Parties shall establish a joint steering committee (the “JSC”) to facilitate the exchange of information relating to the Parties’ Development and Commercialization activities under this Agreement. The JSC shall not have the power to bind either of the Parties or to make any tactical decisions with respect to either Party’s activities under this Agreement, except (i) with respect to day-to-day operational matters relating to the Development Plan, and with respect to the review and revision of the Development Plan and/or the Budget and (ii) as otherwise expressly set forth herein. Notwithstanding any other provision of this Agreement, Aradigm shall have no obligation to (but may in its sole discretion) continue its participation in the JSC at any time after the First Commercial Sale of an Aradigm Product for the Initial Indication, unless Grifols has agreed to Develop Additional Aradigm Products for Additional Indications pursuant to Section 4.6, in which case Aradigm shall be required to participate in the JSC until the First Commercial Sale of all such Additional Aradigm Products.

(b) Members. Each Party shall initially appoint two (2) representatives to the JSC, each of whom shall be a senior officer or employee of the applicable Party. The initial members of the JSC are set forth on Schedule 3.1(b). The JSC may change its size from time to time by mutual consent of its members; however, at all times the JSC shall be comprised of equal members from each Party. Each Party may replace its representatives at any time upon written notice to the other Party specifying the prior representative(s) and their replacement(s). Either Party may designate substitutes for its representatives if one (1) or more of such Party’s designated representatives is unable to be present at a meeting. The JSC shall have a chairperson, who shall be selected alternately, on an annual basis, by Aradigm or Grifols from its representatives to the JSC. The initial chairperson shall be selected by Aradigm. The role of the chairperson shall be to convene and preside at the meeting of the JSC and to ensure the preparation of meeting minutes, but the chairperson shall have no additional powers or rights beyond those held by other JSC representatives.

(c) Meetings. The JSC shall meet at least one (1) time per calendar quarter during the Term unless the Parties mutually agree in writing to a different frequency for such meetings. Either Party may also call a special meeting of the JSC (by videoconference or teleconference) by at least five (5) Business Days prior written notice to the other Party in the event such Party reasonably believes that a significant matter must be addressed prior to the next regularly scheduled meeting, and such Party shall provide the JSC no later than two (2) Business Days prior to the special meeting with materials reasonably adequate to enable an informed decision. No later than ten (10) Business Days prior to any meeting of the JSC, the chairperson of the JSC shall prepare and circulate an agenda for such meeting; provided, however, that either Party may propose additional topics to be included on such agenda, either prior to or in the course of such meeting. The JSC may meet in person, by videoconference or by teleconference, provided however, at least one (1) meeting per calendar year shall be in person unless the Parties mutually agree in writing to waive such requirement in lieu of a videoconference or teleconference. In-person JSC meetings shall be held at locations in the USA or the EU, alternately selected by Aradigm and by Grifols. The chairperson of the JSC shall be responsible for preparing reasonably detailed written minutes of all JSC meetings. The JSC chairperson shall send draft meeting minutes to each member of the JSC for review and approval (or comment, which comment shall be incorporated in good faith) within ten (10) Business Days after each JSC meeting. Such minutes shall be deemed approved unless one or more members of the JSC objects to the accuracy of such minutes within ten (10) Business Days of receipt.

(d) Decision Making. Each representative shall have one (1) vote on all matters properly brought before the JSC for a decision. The JSC shall operate as to matters within its responsibility by majority vote. If the JSC is deadlocked due to a vote resulting in a draw on any particular matter for twenty (20) Business Days after such matter is brought to a vote before the JSC, Grifols shall have the final decision-making authority, except with respect to the following matters, as to which Aradigm shall have the final decision-making authority (it being understood and agreed that Aradigm shall, in good faith, reasonably consider Grifols’ suggestions):

(i) Any proposal or matter that relates solely to the technical Development of the Aradigm Product, including design of the Aradigm Products, preclinical and clinical development, regulatory interactions and submissions with respect to the Aradigm Product, manufacturing and quality control of the Aradigm Product, vendor selection and agreements related to the Development of the Aradigm Product;

(ii) any proposal which would have the effect of changing any timeframes or target dates set forth in the Development Plan or in any Additional Development Plan relating to an Additional Aradigm Product;

(iii) any proposal which would have the effect of changing the form or formulation of the active pharmaceutical ingredient of the Aradigm Product for the Initial Indication;

(iv) any proposal which would have the effect of changing the Budget or the Development Costs for the Development of the Initial Indication;

(v) any proposal to modify the activities, methods, processes, experiments and other issues (including any study designs and trials protocols) agreed upon prior to the Effective Date by Aradigm and Regulatory Authorities, institutional review boards, or such other entities having similar responsibilities with respect to Aradigm Products;

(vi) with respect to day-to-day operational matters relating to the Development Plan;

(vii) any proposal by Grifols to modify anything previously approved by FDA or EMA including any rat and canine studies which may be the subject of a special protocol assessment; or

(viii) any proposal by Grifols to modify the countries listed in Schedule 8.1(a)(i) or to otherwise expand Aradigm patent prosecution responsibilities beyond those countries listed on Schedule 8.1(a)(i).

ARTICLE 4

DEVELOPMENT

4.1 Development Plan. Attached hereto as Exhibit B is the initial Development Plan, setting forth the activities to be conducted by Aradigm to Develop an Aradigm Product for the Initial Indication, and a detailed budget (the “Budget”) of the Development Costs allocated to such Development and each such activity. From time to time throughout the Development of such Aradigm Product for the Initial Indication, Aradigm may revise the Development Plan to reflect additional or different activities which are appropriate in light of the prior Development, and to reflect any changes in the cost of conducting such revised Development activities, by giving notice to Grifols; provided, however, that such revised Development Plan (including changes to both the activities and the Budget) must be commercially reasonable in light of the prior Development, and approved by the JSC.

4.2 Development Responsibility. Aradigm shall have sole responsibility for Developing, and, subject to the timely payment by Grifols of amounts properly invoiced by Aradigm pursuant to Section 4.3 shall use Diligent Efforts to Develop, (i) an Aradigm Product for the Initial Indication in accordance with the Development Plan and (ii) any Additional Aradigm Product for an Additional Indication elected by Grifols pursuant to Section 4.6.

4.3 Development Costs.

(a) On the Effective Date, Aradigm shall submit to Grifols an invoice for the Development Costs that Aradigm reasonably expects to incur during the first calendar quarter after the Effective Date in accordance with the Development Plan and the Budget. Thereafter, no later than thirty (30) days prior to the start of each calendar quarter while Development of an Aradigm Product for the Initial Indication is ongoing, Aradigm shall submit to Grifols an invoice for the Development Costs that Aradigm reasonably expects to incur during such calendar quarter in accordance with the Development Plan and the Budget. Grifols shall pay each such invoice in Dollars, the initial invoice being payable no later than thirty (30) days following Grifols’ receipt of the invoice, and for each subsequent invoice that is properly invoiced no later than the first day of each such quarter, provided that the invoice is consistent with the Development Plan and Budget. Aradigm shall have no obligation to perform Development activities affected by Grifols’ withholding payment of Development Costs which were included in the Budget. Notwithstanding anything to the contrary in this Agreement, and without limiting Grifols rights at law or in equity, if Aradigm fails to perform any specific Development activity during a calendar quarter, Grifols shall have no obligation to pay Development Costs to Aradigm for future calendar quarters until, at the discretion of Grifols, (i) all amounts previously paid by Grifols for such Development activity not performed by Aradigm have been reimbursed by Aradigm or credited to Grifols, or (ii) such Development activity has been properly performed by Aradigm. Within sixty (60) days after the end of each calendar quarter while Development of an Aradigm Product for the Initial Indication is ongoing and for one calendar quarter thereafter, Aradigm shall provide to Grifols an accounting of the Development Costs actually incurred by Aradigm during such calendar quarter, such accounting to be detailed in accordance with the categories set forth in the Development Plan.

(b) In the event that the actual Development Costs were less than the Development Costs invoiced by Aradigm for that calendar quarter, Aradigm shall include a credit on the next quarterly invoice for such over-payment by Grifols (or, if the Development of an Aradigm Product for the Initial Indication has been completed, refund such over-payment to Grifols within thirty (30) days). In the event that the actual Development Costs exceed the Development Costs invoiced by Aradigm for that calendar quarter, Aradigm shall include such excess Development Costs on the next quarterly invoice. Notwithstanding anything to the contrary, the total amount of Development Costs that Grifols shall be required to pay for each calendar quarter shall not exceed one hundred and thirty percent (130%) of the Budget for such calendar quarter, without Grifols’ prior written consent. Without limiting the foregoing, Aradigm shall promptly notify Grifols and the JSC in the event that Development Costs are expected to exceed the Budget in any calendar quarter during the Term. Aradigm shall have the right to include any Development Costs in excess of such one hundred and thirty percent (130%), to the extent not previously reimbursed by Grifols, in the Development Costs invoiced during the next calendar quarter (subject, in all events, to the 130% limitation per quarter). Subject to Grifols’ rights in Section 4.3(a), within sixty (60) days after the end of each calendar year, if Aradigm has incurred Development Costs in excess of one hundred and thirty percent (130%) in any calendar quarter in such calendar year and such excess Development Costs have not been paid by Grifols, then, provided Aradigm provides Grifols with documentation reasonably acceptable to Grifols verifying such Development Costs, Grifols shall pay such unpaid, excess Development Costs to Aradigm within thirty (30) days after Aradigm provides Grifols with such documentation. Notwithstanding anything to the contrary in this Agreement, in no event shall the total, aggregate Development Costs for which Grifols is liable under this Agreement with respect to the Aradigm Product for the Initial Indication exceed sixty-five million dollars ($65,000,000).

4.4 Records and Reports. Aradigm shall maintain complete, current and accurate records of (i) all work conducted by it, its Affiliates or sublicensees under the Development Plan; (ii) all data, Know-How and Patents resulting from such work; and (iii) all Development Costs incurred in connection therewith (collectively, the “Development Records”). Within ten (10) days of the end of each calendar month during the Term, Aradigm shall provide Grifols with written reports, in a form to be reasonably approved by Grifols, detailing all Development Records for such month. The Parties shall review all such reports on a quarterly basis at each meeting of the JSC. Grifols shall have the right to audit the financial records relating to the Development Costs in accordance with Section 7.6.

4.5 Subcontracts. Aradigm may perform any of its Development obligations under this Agreement through its Affiliates and through one or more subcontractors or consultants, provided that (a) Aradigm remains responsible for the work allocated to such Affiliates, subcontractors and consultants to the same extent it would if it had done such work itself, (b) the Affiliate or subcontractor (as the case may be) undertakes in writing obligations of confidentiality and non-use regarding Confidential Information, that are substantially the same as those undertaken by the Parties pursuant to ARTICLE 11 hereof, and (c) the Affiliate or subcontractor (as the case may be) agrees in writing to assign to Aradigm all data, inventions, other Know-How, Patents and other intellectual property developed in the course of performing any such work, in each case to the extent related to the Aradigm Product.

4.6 Development of Additional Indications. At any time during the Term, Aradigm may submit to Grifols, or Grifols may request that Aradigm submit (in which case Aradigm shall so submit, promptly) proposed Development plans (each, an “Additional Development Plan”) for the Development of Aradigm Products for Additional Indications, with such proposed Additional Development Plan detailing proposed Development costs for such proposed Development activities. Upon receipt (or agreement by the Parties on a form, it being agreed and understood that each Party shall in good faith take into consideration the comments of the other Party) of any such Additional Development Plan, Grifols may, in its sole discretion, elect whether to pursue the Development of such Additional Indication.

(a) In the event Grifols elects to pursue the Development of the Aradigm Product for such Additional Indication (each, an “Additional Aradigm Product”), (i) Grifols shall (A) commence to fund the Development costs for all Development activities in accordance with such Additional Development Plan, and (B) prior to Commercialization of such Additional Aradigm Product, present to Aradigm a Commercialization plan related to such Additional Aradigm Product, and (ii) Sections 4.1 through 4.5 shall apply to the Development of such Additional Aradigm Product to the same extent as such Sections apply to the Development of the Aradigm Product for the Initial Indication, provided the Development Costs in the amount detailed in Section 4.3 will only apply to the Development of the Aradigm Product for the Initial Indication and will not be shared with Development activities for any Additional Aradigm Product. For clarity, Grifols will bear all Development Costs for any Additional Aradigm Product and Aradigm will have no obligation to conduct Development activities with respect to an Additional Aradigm Product which is not funded by Grifols.

(b) In the event that (A) Grifols elects not to pursue the Development of the Aradigm Product with respect to an Additional Indication which is a Bio-Defense Application or (B) after electing to pursue Development of the Aradigm Product with respect to an Additional Indication which is a Bio-Defense Application, thereafter fails to fund the Development of such Additional Indication in accordance with the Additional Development Plan, (any such proposed Bio-Defense Application, an “Excluded Bio-Defense Indication” and such related Aradigm Product, a “Bio-Defense Aradigm Product”) (X) Aradigm shall have the right (but not the obligation) to pursue such Development and (Y) such Excluded Bio-Defense Indication shall automatically be excluded from the scope of the Licensed Rights and excluded from the definition of “Additional Indications”, provided, however, that: (i) such Development of the Excluded Bio-Defense Indication shall be at Aradigm’s sole cost and expense, (ii) Aradigm may only sell the resulting Bio-Defense Aradigm Product to Governmental Authorities (for use or distribution solely by such entities), and (iii) any revenue resulting from such sales shall be subject to royalty payments to Grifols pursuant to Section 7.3(b). For the avoidance of doubt, Aradigm may not license or otherwise grant rights to or under such Bio-Defense Aradigm Products without the prior written consent of Grifols, and subject to terms and conditions designated by Grifols.

ARTICLE 5

REGULATORY MATTERS

5.1 Regulatory Activities. Aradigm shall be responsible for conducting all Development activities related to regulatory filings for the Initial Indication in the USA and the EU and shall use Diligent Efforts to obtain and support Regulatory Approval for such Initial Indication of the Aradigm Product in the USA and the EU. Aradigm shall be responsible, subject to Grifols’ approval and Grifols’ reimbursement of all related costs and expenses, for submitting the NDAs for all Aradigm Products in such other countries selected by the JSC, provided that Aradigm shall be required to submit NDAs with the FDA in the USA and with the EMA in the EU in accordance with this Agreement. Aradigm shall file and, subject to Section 12.6, own all right, title and interest in all Regulatory Materials designed to obtain or support such Regulatory Approval. Aradigm hereby grants to Grifols during the Term an exclusive, fully-paid, irrevocable license to use the Regulatory Materials in the Territory as necessary to fulfill its obligations under this Agreement.

5.2 Regulatory Reports; Meetings with Regulatory Authorities. Each Party shall keep the other Party informed of material regulatory developments relating to Aradigm Products in the Territory through regular reports at the JSC meetings. Aradigm shall provide Grifols for review and comment all draft material regulatory filings at least twenty (20) Business Days in advance of their intended date of submission to any Regulatory Authority in any country or jurisdiction and shall consider in good faith any comments thereto provided by Grifols. Aradigm shall promptly notify Grifols of any Regulatory Materials (other than routine correspondence) submitted to or received from any Regulatory Authority in any jurisdiction and shall provide Grifols with copies thereof within ten (10) Business Days after submission or receipt. Aradigm shall provide Grifols with reasonable advance notice of all meetings, conferences, and discussions scheduled with any Regulatory Authority in any country or jurisdiction concerning an Aradigm Product, and Aradigm shall consider in good faith any input from Grifols in preparing for such meetings, conferences or discussions. If permitted by the relevant Regulatory Authority (it being agreed and understood that Aradigm shall use Diligent Efforts to obtain the permission of the relevant Regulatory Authority), Grifols shall have the right to attend such meetings, conferences or discussions at its own expense.

5.3 Regulatory Costs. Grifols shall be solely responsible for all costs and expenses incurred by either Party in the preparation, filing and maintenance of all Regulatory Materials and Regulatory Approvals for Aradigm Products in the Territory. The costs and expense for such preparation and filing activities conducted by Aradigm, to the extent such activities are Development activities for the Initial Indication of the Aradigm Product in the USA and EU, are to be included as part of the Development Costs (subject, in all events, to the agreed upon caps and limitations set forth herein).

5.4 Notification of Threatened Action. Each Party shall immediately notify the other Party of any information it receives regarding any threatened or pending action, inspection or communication by or from any Third Party, including a Regulatory Authority, which may materially affect the Development, Commercialization or regulatory status of an Aradigm Product. Upon receipt of such information, the Parties shall consult with each other in an effort to arrive at a mutually acceptable procedure for taking appropriate action.

5.5 Adverse Event Reporting and Safety Data Exchange. No later than thirty (30) days after the delivery by Aradigm to Grifols of the Phase III Report, the Parties shall enter into a commercially reasonable pharmacovigilance agreement (the “Pharmacovigilance Agreement”). The Pharmacovigilance Agreement shall include customary guidelines and procedures for the receipt, investigation, recordation, communication, and exchange (as between the Parties) of adverse event reports, pregnancy reports, and any other information concerning the safety of any Aradigm Product. Such guidelines and procedures shall be in accordance with, and enable the Parties to fulfill, local and national regulatory reporting obligations under applicable Laws. Furthermore, such agreed procedure shall be consistent with relevant guidelines of the International Conference on Harmonisation, except where such guidelines may conflict with existing local regulatory reporting or safety reporting requirements, in which case the local reporting requirements shall prevail. The Pharmacovigilance Agreement shall provide for an adverse event database for Aradigm Products in the Territory to be maintained by Grifols at Grifols’ expense. Grifols shall be responsible for reporting quality complaints, adverse events and safety data related to Aradigm Products to applicable Regulatory Authorities in the Territory, as well as responding to safety issues and to all requests of Regulatory Authorities relating to Aradigm Products in the Territory. Aradigm shall provide Grifols with all reasonable assistance and cooperation, at Grifols’ request and expense, in connection with the maintenance of the adverse events database and all of the foregoing reporting and response requirements. Each Party hereby agrees to comply with its respective obligations under such Pharmacovigilance Agreement and to cause its Affiliates and permitted sublicensees to comply with such obligations.

5.6 Remedial Actions. Each Party shall notify the other Party immediately, and promptly confirm such notice in writing, if it obtains information indicating that any Aradigm Product may be subject to any recall, corrective action or other regulatory action with respect to an Aradigm Product taken by virtue of applicable Laws (a “Remedial Action”). The Parties shall assist each other in gathering and evaluating such information as is necessary to determine the necessity of conducting a Remedial Action. Grifols shall, and shall ensure that its Affiliates and sublicensees will, maintain records in accordance with Grifols’ normal and customary practices, intended to permit the Parties to trace the distribution and use of the Aradigm Products. Grifols shall have the right to decide whether any Remedial Action with respect to Aradigm Products should be commenced and Grifols shall, at its expense, control and coordinate all efforts necessary to conduct such Remedial Action.

ARTICLE 6

COMMERCIALIZATION AND SUPPLY

6.1 Commercialization Responsibilities. During the Term, subject to the receipt of Regulatory Approval for a particular Aradigm Product or Additional Aradigm Product, as applicable, Grifols shall be responsible for all aspects of the Commercialization of the Aradigm Product for the Initial Indication and any Additional Aradigm Products for their applicable Additional Indications in countries within the Territory in which such Aradigm Product and/or Additional Aradigm Product (as applicable) has received Regulatory Approval. Such Commercialization responsibilities shall include: (a) developing and executing a commercial launch and pre-launch plan including considerations for the distribution of commercial supplies of the Aradigm Product and/or Additional Aradigm Product (as applicable); (b) negotiating with applicable Governmental Authorities regarding the price and reimbursement status of such Aradigm Product and/or Additional Aradigm Product (as applicable); (c) marketing and promotion; (d) booking sales and distribution and performance of related services; (e) handling all aspects of order processing, invoicing and collection, inventory and receivables; (f) providing customer support, including handling medical queries, and performing other related functions; and (g) conforming its practices and procedures to applicable Laws relating to the marketing, detailing and promotion of such Aradigm Product and/or Additional Aradigm Product (as applicable) in the Territory. Grifols shall bear all of the costs and expenses incurred in connection with such Commercialization activities.

6.2 Commercialization Plan. The strategy for the Commercialization of each Aradigm Product and Additional Aradigm Product shall be described in a comprehensive plan that describes the pre-launch, launch and subsequent Commercialization activities for such Aradigm Product in the Territory, which may include, in Grifols’ sole but reasonable judgment: (i) the annual anticipated number of details to be conducted in each of the USA, EU, China and

Japan, (ii) the annual anticipated marketing expenses to be incurred in each of the USA, EU, China and Japan, (iii) the annual anticipated number of FTEs to be assigned to Commercialize in each of the USA, EU, China and Japan, and (iv) a report on pricing, advertising, education, planning, marketing, and sales force training (the “Commercialization Plan”). Grifols shall submit the initial Commercialization Plan to the JSC no later than thirty (30) days after the delivery by Aradigm to Grifols of the Phase III Report, and shall deliver an updated Commercialization Plan at each meeting of the JSC (as necessary).

6.3 Commercial Diligence. During the Term for each Aradigm Product or Additional Aradigm Product, as applicable, Grifols, except as set forth on Schedule 6.3, shall use Diligent Efforts to Commercialize each Aradigm Product for the Initial Indication and any Additional Aradigm Products for their respective Additional Indications, throughout the Territory, in each case to the extent that Regulatory Approval has been obtained.

6.4 Records and Reports. Grifols shall maintain, in accordance with its normal and customary practices, records of all work conducted by it, its Affiliates or sublicensees under the Commercialization Plan (the “Commercialization Records”). At each JSC meeting, Grifols shall provide written reports to the JSC on its Commercialization of the Aradigm Product, in a form reasonably acceptable to Aradigm, detailing all work conducted by it, its Affiliates or sublicensees under the Commercialization Plan during the previous calendar quarter, unless Aradigm has exercised its right under Section 3.1(a) to discontinue its participation in the JSC, in which case such Commercialization Reports shall be delivered to Aradigm on a calendar quarter basis.

6.5 Post-Commercialization Trials. After initiation of Commercialization, Grifols shall have the right, but not the obligation, at its sole cost and expense, to support any post-Commercialization trials, such as Phase IV clinical trials and observational studies, as well as any investigator sponsored studies conducted with the Aradigm Product.

ARTICLE 7

COMPENSATION

7.1 Equity Investment. In connection with this Agreement, Grifols and Aradigm are entering into the Stock Purchase Agreement pursuant to which Aradigm is selling to Grifols 209,774,558 shares of Aradigm’s common stock.

7.2 Development Milestone Payments. Grifols shall make each of the following milestone payments (each, a “Milestone Payment”) to Aradigm upon the achievement of the following milestone events (each, a “Milestone Event”) in connection with the Development of an Aradigm Product for the Initial Indication. Grifols shall pay to Aradigm each such amount within thirty (30) days after Grifols receives a properly documented invoice from Aradigm in connection with the achievement of the applicable Milestone Event. Milestones 3 through 6 shall be deemed achieved, with respect to a given country, in the event that there are Net Sales in such country. If any of Milestone Events 2 through 6 is achieved and Grifols has not yet made the corresponding Milestone Payment for Milestone Event 1, Milestone Event 1 shall be deemed achieved and the corresponding Milestone Payment is due and payable together with the payment of the Milestone Payment for the first such subsequent Milestone Event achieved. If

Milestone Event 3 is achieved and Grifols has not yet made the corresponding Milestone Payment for Milestone Event 2, Milestone Event 2 shall be deemed achieved and the corresponding Milestone Payment is due and payable together with the payment of the Milestone Payment for Milestone Event 3; similarly, if Milestone Event 4 is achieved and Grifols has not yet made the corresponding Milestone Payment for Milestone Event 2, Milestone Event 2 shall be deemed achieved and the corresponding Milestone Payment is due and payable together with the payment of the Milestone Payment for Milestone Event 4. For clarity, each of the following Milestone Payments shall be made no more than once upon the first occurrence of the applicable Milestone Event, regardless of the number of Aradigm Products that achieve such Milestone Event.

	Milestone Event for Aradigm Product	Milestone Payment

1	Initiation of a Phase III clinical study for any indication for an Aradigm Product	Five Million Dollars ($5,000,000)

2	Filing of an NDA in either the USA or the EU for any indication for an Aradigm Product	Five Million Dollars ($5,000,000)

3	First Regulatory Approval for an Aradigm Product in the USA	Five Million Dollars ($5,000,000)

4	First Regulatory Approval for an Aradigm Product in the EU	Five Million Dollars ($5,000,000)

5	First Regulatory Approval for an Aradigm Product in China	Two Million Five Hundred Thousand Dollars ($2,500,000)

6	First Regulatory Approval for an Aradigm Product in Japan	Two Million Five Hundred Thousand Dollars ($2,500,000)

7.3 Royalties.

(a) Aradigm Products. Subject to subsections (i) or (ii), below, and during the Royalty Term, Grifols shall pay to Aradigm royalties on aggregate annual Net Sales of all Aradigm Products, with such royalties calculated on a country-by-country basis by multiplying the applicable royalty rate in the table below (as may be adjusted for such country under subsections (i) or (ii), below), by the corresponding amount of Net Sales of all such Aradigm Products in such country attributable to each royalty rate detailed in the table below, as applicable. The royalty rate shall begin at twelve and one-half percent (12.5%) on January 1 of each calendar year.

Annual Net Sales of Aradigm Products in the Territory	Royalty Rate

For that portion of annual Net Sales of Aradigm Products (aggregated across the Territory) less than or equal to three hundred million dollars ($300,000,000)	Twelve and one-half percent (12.5%)

For that portion of annual Net Sales of Aradigm Products (aggregated across the Territory) greater than three hundred million dollars ($300,000,000)	Twenty percent (20.0%)

For example, if aggregate annual Net Sales of all Aradigm Products in the Territory during any calendar year is $1 billion, with Net Sales in Country A of $800 million and Net Sales in Country B of $200 million (with a Competitive Aradigm Product present in Country B) and, when the aggregate Net Sales in the Territory achieved $300 million for such year, Country A had Net Sales of $200 million and Country B had Net Sales of $100 million, then royalties payable by Grifols equal one hundred sixty-one million two hundred fifty thousand dollars ($161,250,000) calculated as follows:

Royalties due for Country A (12.5% (royalty rate applicable in Country A) x $200 million (Net Sales occurring in Country A prior to achieving $300 million in aggregate Net Sales across the Territory)) + (20.0% (royalty rate applicable in Country A) x $600 million (Net Sales occurring in Country A after achieving $300 million in aggregate Net Sales across the Territory)) = $145,000,000

Plus

Royalties due for Country B (6.25% (royalty rate applicable in Country B taking into account Section 7.3(a)(i)) x $100 million (Net Sales occurring in Country B prior to achieving $300 million in aggregate Net Sales across the Territory)) + (10.0% (royalty rate applicable in Country B taking into account Section 7.3(a)(i)) x $100 million (Net Sales occurring in Country B after achieving $300 million in aggregate Net Sales across the Territory)) = $16,250,000.

Totaling $161,250,000

Royalties for each subsequent calendar year for each country shall be computed at 12.5%, until such time, if ever, aggregate annual Net Sales for such calendar year in the entire Territory are greater than $300 million.

(i) If, during the Royalty Term, there is a Competitive Aradigm Product available for sale in a particular country, then Grifols’ royalty payment obligations with respect to such country shall be reduced by fifty percent (50%) for however long as such Competitive Aradigm Product is available for sale in such country. In the event there ceases to be a Competitive Aradigm Product available in such country, Aradigm shall thereafter be entitled to full royalty payments with respect to such country, in accordance with the provisions of Section 7.3(a) but subject to reduction pursuant to Section 7.3(a)(ii).

(ii) If, during the Royalty Term, in a particular country, the Aradigm Products are neither (a) Covered by a Valid Claim, nor (b) protected by ODD in such country, then (1) Grifols’ royalty payment obligations with respect to such country shall be reduced by fifty percent (50%) from the date neither of the foregoing subsections (a) or (b) is true until the end of the Royalty Term, and (2) Grifols’ obligations under Section 6.3 with respect to such Aradigm Product shall cease. The foregoing fifty percent (50%) royalty shall be payable from the date neither of the foregoing subsections (a) or (b) is true until ten (10) years from the date of the First Commercial Sale of such Aradigm Product in such country. For clarity, the reductions in subsection (i) and (ii) may not be combined; the maximum reduction in royalties in instances in which both subsections (i) and (ii) are applicable shall be fifty percent (50%).

(b) Bio-Defense Aradigm Products. During the applicable Royalty Term, Aradigm shall pay to Grifols royalties on aggregate annual Net Sales of all Bio-Defense Aradigm Products in the Territory during the Term of this Agreement, as follows: twelve and one-half percent (12.5%) of Net Sales for that portion of aggregate annual Net Sales of such Bio-Defense Aradigm Products which is less than or equal to three hundred million dollars ($300,000,000), and twenty percent (20%) of Net Sales for that portion of aggregate annual Net Sales of such Bio-Defense Aradigm Products which is greater than Three hundred million dollars ($300,000,000). The potential royalty reductions applicable to the Aradigm Products in each of Sections 7.3(a)(i) and 7.3(a)(ii) will additionally apply to royalties payable with respect to the Bio-Defense Aradigm Products should the conditions described in Sections 7.3(a)(i) and 7.3(a)(ii) apply with respect to any Bio-Defense Aradigm Product.

(c) Royalty Term. Royalties on Aradigm Products and Bio-Defense Aradigm Product shall be due under Section 7.3(a) and 7.3(b), respectively, during the period of time beginning, on a country-by-country basis, from the First Commercial Sale of an Aradigm Product or Bio-Defense Aradigm Product, as applicable, in such country until the later of (i) the last to expire Valid Claim Covering such Aradigm Product or Bio-Defense Aradigm Product, as applicable, in such country, or the expiration or termination of the applicable ODD Designation in such country and (ii) ten (10) years after the First Commercial Sale of such Aradigm Product or Bio-Defense Aradigm Product, as applicable, in such country (the “Royalty Term”).

(d) Royalty Reports and Payments. Within thirty (30) days following the end of each calendar quarter, commencing, with respect to (a) Grifols’ obligations under Section 7.3(a), with the calendar quarter in which the First Commercial Sale of any Aradigm Product is made anywhere in the Territory and (b) Aradigm’s obligations under Section 7.3(b), with the calendar quarter in which the first sale of the applicable Bio-Defense Aradigm Product to a Governmental Authority is made, the applicable Party shall provide the other with a royalty report on a country-by-country and product-by-product basis, which shall include: (i) the amount of gross sales of such applicable Aradigm Product or Bio-Defense Aradigm Product in the Territory, (ii) an itemized calculation of Net Sales in the Territory showing deductions provided for in the definition of Net Sales, (iii) a calculation of the royalty payment due on such sales, and (iv) the exchange rate for such country. Such report shall include such other information reasonably requested by the payee Party, provided that (x) such information reasonably relates to the sale of Aradigm Products or Bio-Defense Aradigm Product, as applicable, which are the subject of this Agreement, and the calculation of Net Sales, and (y) the payee Party agrees to provide the same information to the payor Party, with respect to its Net Sales. Within thirty (30) days of the delivery of the applicable quarterly report, the selling Party shall pay in Dollars all royalty amounts due to the other Party in connection with such quarterly report.

7.4 Foreign Exchange. The rate of exchange to be used in computing the amount of currency equivalent in Dollars of Net Sales invoiced in other currencies shall be made at the closing exchange rate reported in The Wall Street Journal for the last Business Day of the applicable calendar quarter.

7.5 Payment Method; Late Payments. All undisputed payments due to either Party hereunder shall be made in Dollars by wire transfer of immediately available funds into an account in the USA designated by such Party. If a Party does not receive payment of any sum due to it on or before the due date, simple interest shall thereafter accrue on the sum due until the date of payment at the per annum rate of one and one half percent (1.5%) over the then current prime rate reported in The Wall Street Journal or the maximum rate allowable by applicable Laws, whichever is lower.

7.6 Records. Each Party and its Affiliates and licensees and sublicensees shall maintain complete and accurate records in sufficient detail to permit the other Party to confirm the accuracy of the calculation of royalty payments. Each Party shall have the right to audit such records in accordance with Section 7.6.

7.7 Audits. For a period of two (2) years from the end of the calendar year in which a payment was due hereunder, upon thirty (30) days prior notice, each Party (the “Audited Party”) shall (and shall require that its Affiliates and licensees and sublicensees) make such records relating to such payment available, during regular business hours and not more often than once each calendar year, for examination by an independent certified public accountant selected by the other Party (the “Auditing Party”) and reasonably acceptable to the Audited Party, for the purposes of verifying compliance with this Agreement and the accuracy of the financial reports and/or invoices furnished pursuant to this Agreement. The results of any such audit shall be shared by the auditor with both Parties and shall be considered Confidential Information of both Parties. Any amounts shown to be owed by either Party to the other shall be paid within thirty (30) days from the auditor’s report, plus interest (as set forth in Section 7.5) from the original due date. The Auditing Party shall bear the full cost of such audit unless such audit discloses a deficiency in the Audited Party’s payments of greater than five percent (5%) (i.e., an under-payment by Grifols pursuant to Section 7.3, or an over-charge by Aradigm pursuant to Section 4.3), in which case the Audited Party shall bear the full cost of such audit.

7.8 Taxes.

(a) Taxes on Income. Each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the efforts of the Parties under this Agreement.

(b) Tax Cooperation. The Parties agree to cooperate with one another and use reasonable efforts to reduce or eliminate tax withholding or similar obligations in respect of royalties, milestone payments, and other payments made under this Agreement. To the extent that a Party is required to deduct and withhold taxes on any payment to the other Party, the first Party shall deduct and pay the amounts of such taxes to the proper Governmental Authority in a timely manner and promptly transmit to the other Party an official tax certificate or other evidence of such withholding sufficient to enable the other Party to claim such payment of taxes. The other Party shall provide the first Party any tax forms that may be reasonably necessary to permit first Party to make any payments made under this Agreement without withholding tax or at a reduced rate of withholding. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by applicable Laws, of withholding taxes, value added taxes, or similar obligations resulting from payments made under this

Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or value added tax. Grifols shall require its sublicensees in the Territory to cooperate with Aradigm in a manner consistent with this Section 7.8(b).

ARTICLE 8

INTELLECTUAL PROPERTY MATTERS

8.1 Prosecution of Patents.

(a) Aradigm Prosecuted Patents.

(i) Subject to Section 8.1(a)(ii) below, as between the Parties, Aradigm shall have the first right to prepare, file, prosecute and maintain the Aradigm Patents in the Territory. The costs of preparation, filing, prosecution and maintenance of Aradigm Patents in the countries listed in Schedule 8.1(a)(i)(1) shall be included in Development Costs, and, to the extent any new Patents are developed under this Agreement that are owned or controlled by Aradigm, Aradigm agrees to file such Patents with the applicable Regulatory Authorities in the countries listed in Schedule 8.1(a)(i)(1) and 8.1(a)(i)(2), and that the costs of preparation, filing, prosecution and maintenance of such Patents shall be in accordance with financial terms to be mutually agreed upon by the parties in writing. Aradigm shall provide Grifols reasonable opportunity to review and comment on such prosecution efforts regarding the Aradigm Patents, as set forth in this Section 8.1(a)(i). Aradigm shall provide Grifols with copies of all material communications from any patent office or similar patent authority regarding the Aradigm Patents and shall provide Grifols (reasonably in advance of submission, but in no event less than twenty (20) Business Days) with drafts of any material filings or responses to be made to such patent offices or similar patent authorities. Aradigm shall consider in good faith and incorporate any reasonable comments thereto provided by Grifols to the extent applicable to the Aradigm Products.

(ii) If Aradigm decides to cease the prosecution or maintenance of any Aradigm Patent, it shall notify Grifols in writing sufficiently in advance (but in no event less than twenty (20) Business Days) so that Grifols may, at its discretion, assume the responsibility for the prosecution or maintenance of such Patent, at Grifols’ cost and expense. If Grifols assumes such responsibility, Aradigm shall promptly assign to Grifols all right, title and interest in such Aradigm Patent.

(b) Cooperation. Each Party shall provide the other Party all reasonable assistance and cooperation, at the other Party’s request and expense, in the patent prosecution efforts provide above in this Section 8.1, including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution.

8.2 Enforcement of Aradigm Patents.

(a) Notification. If either Party becomes aware of any existing or threatened infringement of the Aradigm Patents which infringing activity involves the using, making, importing, offering for sale or selling of Aradigm Products or a Competitive Aradigm Product or otherwise adversely affects or is reasonably expected to adversely affect the Commercialization of any Aradigm Product in the Territory (an “Infringement”), it shall promptly notify the other Party in writing to that effect and the Parties shall consult with each other regarding any actions to be taken with respect to such Infringement.

(b) Actions Controlled by Grifols; Aradigm’s Back-Up Enforcement Right. Grifols shall have the first right, but not the obligation, to bring an appropriate suit or take other action against any Third Party engaged in any Infringement but only in such instances in which it would be commercially reasonable for a company having a similar internal product to undertake such suit or action when taking into account the economic harm caused by the Infringement as well as the expected costs of the litigation. In the event Grifols elects to exercise the foregoing right, Aradigm shall reimburse Grifols for all reasonable costs and expenses incurred with such suit or action. If, after its receipt or delivery of notice thereof under Section 8.2(a), Grifols (i) notifies Aradigm that it will not bring any claim, suit or action to prevent or abate such Infringement or (ii) fails to commence a suit to prevent or abate such Infringement within one hundred and eighty (180) days. Aradigm shall have the right, but not the obligation, to commence a suit or take action to prevent or abate such Infringement under the Aradigm Patents at its own cost and expense. If Grifols brings suit or action, it will use counsel reasonably acceptable to Aradigm. Recoveries on suits under this Section 8.2(b) shall be handled as provided in Section 8.2(e).

(c) Collaboration. Each Party shall provide to the enforcing Party reasonable assistance in such enforcement, at such enforcing Party’s request and expense, including joining such action as a party plaintiff if required by applicable Laws to pursue such action. The enforcing Party shall keep the other Party regularly informed of the status and progress of such enforcement efforts, shall reasonably consider the other Party’s comments on any such efforts, and shall seek consent of the other Party in any important aspects of such enforcement, including determination of litigation strategy and filing of material papers to the competent court, which consent shall not be unreasonably withheld or delayed. The non-enforcing Party shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense, but such Party shall at all times cooperate fully with the enforcing Party.

(d) Settlement. Grifols shall not settle any claim, suit or action under Section 8.2(b) in a manner that would negatively impact the applicable Aradigm Patents (e.g., shorten the life of such Patents or narrow their scope) without the prior written consent Aradigm, which shall not be unreasonably withheld or delayed.

(e) Expenses and Recoveries. The term “Revenue” includes all fees, minimum royalties, payments, compensation, or consideration of any kind, including without limitation in-kind payments, forbearance in connection with settlement, equity amounts taken in lieu of cash, or discounts below fair market value of equity received by either Party or its Affiliates, to which entity pays, transfers or otherwise provides the Revenue, or how the Revenue is structured, denominated, or paid, transferred or provided. If the enforcing Party receives Revenue in such claim, suit or action, such Revenue shall be allocated first to the reimbursement of any expenses incurred by the Party which paid for such expenses in such claim, suit or action (including, for this purpose, a reasonable allocation of expenses of internal counsel), and any remaining amounts shall be partially allocated to Aradigm in an amount equal to the royalty that would have been payable to Aradigm under Section 7.3 if Grifols had made Net Sales equivalent to the remaining amount, with the remaining portion of the remaining amount allocated to Grifols.

8.3 Infringement of Third Party Rights in the Territory. Subject to Article 10, if any Aradigm Product used or sold by Grifols, its Affiliates or licensees or sublicensees becomes the subject of a Third Party’s claim or assertion of infringement of a Third Party’s Patent granted by a jurisdiction within the Territory (and such alleged infringement is caused by the Aradigm Technology and not Grifols’ use of its own or any Third Party technologies), Grifols shall promptly notify Aradigm and the Parties shall agree on and enter into a “common interest agreement” wherein the Parties agree to their shared, mutual interest in the outcome of such potential dispute, and thereafter, the Parties shall promptly meet to consider the claim or assertion and the appropriate course of action. Grifols shall be responsible for defending such claim (with all of its costs and expenses, including a reasonable allocation of costs of internal counsel, being reimbursed by Aradigm) and Aradigm shall provide all necessary assistance to Grifols with such defense at no cost to Grifols. Without limitation of any other rights Grifols may have under this Agreement, at law or in equity (including, without limitation, Grifols’ right to indemnification for breaches of Aradigm’s representation and warranty under Section 9.2(c)), Grifols may deduct fifty percent (50%) of its costs and expenses incurred in defending such claim (including, for this purpose, a reasonable allocation of expenses of internal counsel), such deduction to be limited to fifty percent (50%) of the royalties otherwise payable to Aradigm under this Agreement.

8.4 Patent Marking. Grifols and its Affiliates and licensees and sublicensees shall mark (or shall use Diligent Efforts to ensure the marking of) each Aradigm Product marketed and sold by Grifols or its Affiliates or licensees or sublicensees hereunder with appropriate patent numbers or indicia as required by applicable Law.

8.5 Trademarks.

(a) Product Marks. Grifols shall have the right to brand the Aradigm Products and create all Aradigm Product labels using Grifols-related trademarks and any other trademarks and trade names it determines appropriate for the Aradigm Products, which may vary by country or within a country (collectively, the “Product Marks”). Additionally, in conjunction with the Product Marks, Grifols may use the Aradigm Marks in the Commercialization of the Aradigm Products as set forth in Section 8.5(b) below.

(b) Aradigm Marks. Subject to the terms and conditions of this Agreement, Aradigm hereby grants to Grifols an exclusive, worldwide, royalty-free license to use and display, during the Term and in the Territory, the Aradigm trademarks as set forth in Exhibit C, and/or other registered device trademarks or trade dress used to identify an Aradigm Product as may be designated by Aradigm in writing from time to time (collectively, the “Aradigm Marks”), (i) on any Aradigm Product, (ii) as part of the Product Marks and (iii) on any other labels, promotional materials or Regulatory Materials used in connection with any Aradigm Product. Grifols shall follow Aradigm’s written trademark guidelines at all times as to the use of any Aradigm Marks in conjunction with the Product Marks. Other than as expressly set forth herein, use of any Aradigm Marks shall not confer on Grifols any right to or interest in such trademark, and Grifols acknowledges and agrees that all use of the Aradigm Marks and the goodwill generated thereby shall inure solely to the benefit of Aradigm. Grifols shall not use, adopt, file, register, seek to register or take any other action to use or establish rights in any mark anywhere in the world which is comprised of, derivative of, a combination with, or otherwise confusingly similar to, any Aradigm Mark or file any application to register any trademark or trade name that is confusingly similar to any Aradigm Mark; provided, however that Grifols’ use of the Product Marks (and registration of URLs, domain names, etc.) as set forth herein shall not be deemed to be a breach of this provision.

(c) Ownership; No Challenge. Grifols shall own all right, title and interest in and to the Product Marks (but expressly excluding any Aradigm Marks) and Aradigm acknowledges and affirms the validity and enforceability thereof. Aradigm shall not engage in or support any action, claim or challenge that is inconsistent with the foregoing. All use of the Product Marks (but expressly excluding any Aradigm Marks) and the goodwill generated thereby shall inure solely to the benefit of Grifols. Aradigm shall not use, adopt, file, register, seek to register, or take any other action to use or establish rights in any mark anywhere in the world which is comprised of, derivative of, a combination with, or otherwise confusingly similar to, any Product Mark (but expressly excluding any Aradigm Marks).

ARTICLE 9

REPRESENTATIONS AND WARRANTIES; COVENANTS

9.1 Mutual Representations and Warranties. Each Party hereby represents and warrants to the other Party as follows:

(a) Corporate Existence. As of the Effective Date, it is a company or corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated;

(b) Corporate Power, Authority and Binding Agreement. As of the Effective Date or the date of any required approval by its shareholders, (i) it has the power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder; (ii) it has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid and binding obligation of such Party that is enforceable against it in accordance with its terms; and

(c) No Conflict. The execution and delivery of this Agreement and the performance of such Party’s obligations hereunder do not, in any material respect, conflict with, violate, or breach or constitute a default or require any consent that has not been obtained under any contractual obligation or court or administrative order by which such Party is bound.

9.2 Additional Representations and Warranties of Aradigm. Aradigm represents and warrants to Grifols as follows, as of the Effective Date:

(a) The Licensed Rights are valid, subsisting and enforceable, and is the only intellectual property owned or Controlled by Aradigm necessary for Aradigm to perform its obligations hereunder;

(b) During the Term, Aradigm will not grant any right, license or interest in or to the Licensed Rights, or any portion thereof, in conflict with the rights granted to Grifols herein;

(c) Except as set forth on Schedule 9.2(c), the Development of the Compound and the Aradigm Products and the Licensed Rights do not and shall not infringe or misappropriate the intellectual property rights of any Third Party;

(d) There are no pending, and to Aradigm’s Knowledge, no threatened, adverse actions, suits or proceedings against Aradigm involving Licensed Rights, the Compound or any Aradigm Product; and

(e) The Aradigm Patents include all Patents that Cover the Compound which are Controlled by Aradigm and/or its Affiliates on the Effective Date.

(f) It has sufficient legal and/or beneficial title, ownership or license, free and clear from any mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or claims of any kind, of or to the Licensed Rights to grant the licenses to Grifols as purported to be granted pursuant to this Agreement without violating the terms of any existing agreement or other arrangement with any Third Party;

(g) Subject to obtaining appropriate anti-trust approvals, no authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, under any applicable Law currently in effect, is required in connection with the execution and delivery of this Agreement by Aradigm, or the performance by Aradigm of its obligations under this Agreement;

(h) Aradigm has the right to grant the rights granted under this Agreement, and no rights granted to Grifols pursuant to this Agreement are in violation of any agreement between Aradigm or any of its Affiliates and any Third Party;

(i) Aradigm agrees to notify Grifols in writing promptly if it or any of its Affiliates is, or if it has knowledge that (without due inquiry other than that which is conducted in the ordinary course of Aradigm’s business), any of its Affiliates or licensors or any entity acting on its behalf in any capacity in connection with the Development of an Aradigm Product is debarred or becomes the subject of any threatened or pending action, suit, claim, investigation, legal or administrative proceeding relating to debarment;

(j) Aradigm is the sole owner of all right, title and interest (free and clear from any security interests) in and to the Licensed Rights. The Aradigm Patents listed on Exhibit A constitute a true and complete list of all Patents owned or Controlled by Aradigm which are necessary to Develop and Commercialize the Aradigm Products in the Territory. To Aradigm’s Knowledge, there is no Patent of any Third Party that would be required to Develop or Commercialize the Aradigm Products in the Territory as currently contemplated by this Agreement;

(k) Other than as set forth on Schedule 9.2(k), Aradigm has not entered into any agreements, either oral or written, with any Third Party relating to the Development or Manufacture of the Aradigm Products, including any agreement granting rights under the Aradigm Intellectual Property in the Territory;

(l) Other than as set forth in Schedule. 9.2(c), Aradigm has not received any written notice from any Third Party asserting or alleging that the Development use or sale of the Compound or any Aradigm Product infringes rights of such Third Party in the Territory and, to Aradigm’s Knowledge, the Development use or sale of the Compound or any Aradigm Product has not infringed rights of any Third Party in the Territory;

(m) To Aradigm’s Knowledge, there are no pending legal suits or proceedings involving the Licensed Rights or the Compound or any Aradigm Product; and to there are no threatened legal suits or proceedings in the Territory involving the Licensed Rights or the Compound or any Aradigm Product;

(n) To Aradigm’s Knowledge (and without due inquiry other than that which is conducted in the ordinary course of Aradigm’s business), there are no activities by Third Parties that would constitute infringement or misappropriation of the Aradigm Patents that relate to any Aradigm Product or Aradigm Know-How in the Territory;

(o) To Aradigm’s Knowledge, the claims included in the issued Aradigm Patents Covering Aradigm Products are valid and in full force and effect. To Aradigm’s Knowledge, all fees required to be paid to the applicable Governmental Authority prior to the Effective Date to prosecute or maintain such Aradigm Patents in the Territory have been filed and have been paid;

(p) No person, other than former or current employees of Aradigm who are obligated in writing to assign his/her inventions to Aradigm, is an inventor of any of the inventions claimed in the Aradigm Patents Covering Aradigm Products. All inventors of any inventions included within the Aradigm Patents owned by Aradigm that are existing as of the Effective Date have assigned or have a contractual obligation to assign or license their entire right, title and interest in and to such inventions and the corresponding Patent rights to Aradigm. No present or former employee or consultant of Aradigm owns or has any proprietary interest, direct or indirect, in the Licensed Rights. No present or former employee or consultant of Aradigm has any financial interest (other than salary, bonus or capital stock in Aradigm) in the Licensed Rights;

(q) The Development of the Compound and Aradigm Products has been conducted prior to the Effective Date by Aradigm, its Affiliates, and to Aradigm’s Knowledge, all of its and their Third Party independent contractors, in compliance with all Applicable Laws;

(r) To Aradigm’s Knowledge (and without due inquiry other than that which is conducted in the ordinary course of Aradigm’s business), (i) all Regulatory Materials filed with respect to the Compound and all Aradigm Products were, at the time of filing, true, complete and accurate in all material respects, (ii) no adverse event information is known by Aradigm that is materially different in terms of the incidence, severity or nature of such adverse events than any which were filed as safety updates to the Regulatory Materials for the Compound, and (iii) all written data summaries prepared by Aradigm that were included in such Regulatory Materials and that are based on clinical studies conducted or sponsored by Aradigm summarize in all material respects the corresponding raw data underlying such summaries;

(s) Aradigm has made available to Grifols all material information regarding the safety and efficacy of the Compound and Aradigm Products;

(t) Aradigm has made available to Grifols copies of all material Regulatory Materials for the Compound and Aradigm Products filed with Regulatory Authorities prior to the Effective Date. Except as otherwise specified on Schedule 9.2(t), Aradigm has not filed any Regulatory Materials for the Compound and Aradigm Products in the Territory;

(u) To Aradigm’s Knowledge, neither it, any of its Affiliates, and, without due inquiry other than that which is conducted in the ordinary course of Aradigm’s business, its licensors, licensees, or any of its or their respective officers, employees, or agents (i) has made an untrue statement of material fact or fraudulent statement to the FDA or any other Regulatory Authority with respect to the Development of the Compound or any Aradigm Product, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority with respect to the Development of the Compound or any Aradigm Product, or (iii) committed an act, made a statement, or failed to make a statement with respect to the Development of the Compound or any Aradigm Product that would provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto;

(v) Aradigm has all necessary rights in and to the Product Marks and the Pulmaquin Mark to grant the rights granted hereunder, and the Product Marks and the Pulmaquin Mark shall not infringe upon or otherwise violate any Third Party’s intellectual property rights.

9.3 Mutual Covenants.

(a) No Debarment. In the course of the Development of the Aradigm Products, each Party shall not use any employee or consultant who has been debarred by any Regulatory Authority, or, to such Party’s knowledge, is the subject of debarment proceedings by a Regulatory Authority. Each Party shall notify the other Party promptly upon becoming aware that any of its employees or consultants has been debarred or is the subject of debarment proceedings by any Regulatory Authority.

(b) Compliance. Each Party and its Affiliates shall comply in all material respects with all applicable Laws in the Development and Commercialization of Aradigm Products and performance of its obligations under this Agreement, including the statutes, regulations and written directives of the FDA, the EMA and any Regulatory Authority having jurisdiction in the Territory, the FD&C Act, the Prescription Drug Marketing Act, the Federal Health Care Programs Anti-Kickback Law, 42 US 1320a-7b(b), the statutes, regulations and written directives of Medicare, Medicaid and all other health care programs, as defined in 42 US § 1320a-7b(f), and the Foreign Corrupt Practices Act of 1977, each as may be amended from time to time.

9.4 Disclaimer. Grifols understands that the Compound and Aradigm Products are the subject of ongoing clinical research and development and that Aradigm cannot assure the safety or efficacy of any Compound or Aradigm Product. In addition, Aradigm makes no warranties except as set forth in this Article 9 concerning the Aradigm Technology. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS ARE MADE OR GIVEN BY OR ON BEHALF OF A PARTY, AND ALL IMPLIED REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE 10

INDEMNIFICATION

10.1 Indemnification by Aradigm. Aradigm shall indemnify and hold harmless Grifols, and its directors, officers, employees, agents, Affiliates and contractors (collectively, the “Grifols Indemnitees”), from and against all losses, liabilities, damages and expenses, including reasonable attorneys’ fees and costs (collectively, “Liabilities”), resulting from any claims, demands, actions or other proceedings by any Third Party (including claims based upon products liability) (“Claims”) to the extent arising out of or relating to an allegation which, if true, would result in (a) the breach of any representation, warranty or covenant by Aradigm under this Agreement, (b) the negligence or willful misconduct of Aradigm or its agents, Affiliates and contractors or (c) the Development of any Aradigm Products by or on behalf of Aradigm or its Affiliates or licensees or sublicensees. The foregoing indemnity obligation shall not apply to the extent that (i) the Grifols Indemnitees fail to comply with the indemnification procedures set forth in Section 10.3 and Aradigm’s defense of the relevant Claims is prejudiced by such failure, or (ii) any Claim results from any activity set forth in Section 10.2(a), (b) or (c) for which Grifols is obligated to indemnify the Aradigm Indemnitees under Section 10.2.

10.2 Indemnification by Grifols. Grifols shall indemnify and hold harmless Aradigm, and its directors, officers, employees, agents, Affiliates and contractors (collectively, the “Aradigm Indemnitees”), from and against all Liabilities to the extent arising out of or relating to an allegation which, if true, would result in (a) the breach of any representation, warranty or covenant by Grifols under this Agreement, (b) the negligence or willful misconduct of Grifols or its agents, Affiliates and contractors, or (c) the marketing and/or promotion of an Aradigm Product in a manner which is outside the approved labeling of such Aradigm Product. The foregoing indemnity obligation shall not apply to the extent that (i) the Aradigm Indemnitees fail to comply with the indemnification procedures set forth in Section 10.3 and Grifols’ defense of the relevant Claims is prejudiced by such failure, or (ii) any Claim results from any activity set forth in Section 10.1(a), (b) or (c) for which Aradigm is obligated to indemnify the Grifols Indemnitees under Section 10.1.

10.3 Indemnification Procedures. The Party claiming indemnity under this ARTICLE 10 (the “Indemnified Party”) shall give written notice to the Party from whom indemnity is being sought (the “Indemnifying Party”) promptly after learning of such Claim.

The Indemnifying Party shall have the right to assume and conduct the defense of the Claim with counsel of its choice, and the Indemnified Party may participate in and monitor such defense with counsel of its own choosing at its sole expense. The Indemnified Party shall provide the Indemnifying Party with reasonable assistance, at the Indemnifying Party’s expense, in connection with the defense of the Claim for which indemnity is being sought. Each Party shall not settle or compromise any Claim without the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned. If the Parties cannot agree as to the application of the foregoing Sections 10.1 and 10.2, each may conduct separate defenses of the Claim, and each Party reserves the right to claim indemnity from the other in accordance with this ARTICLE 10 upon the resolution of the underlying Claim.

10.4 Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES, INCLUDING LOST PROFITS, ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 10.4 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 10.1 OR SECTION 10.2 OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE 11, OR RELATING TO A PARTY’S BREACH OF REPRESENTATIONS OR WARRANTIES OR GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

10.5 Insurance. Each Party shall, at all times during the Term of this Agreement and for five (5) years thereafter, obtain and maintain at its own expense the following types of insurance, with limits of liability not less than those specified below:

(a) Commercial general liability insurance against claims for bodily injury and property damage which shall include contractual coverage, with limits of not less than $5,000,000 per occurrence and in the aggregate. The other Party, its officers, directors, representatives and agents shall be named as additional insureds.

(b) Workers compensation and employers’ liability with limits to comply with the statutory requirements of the state(s) in which the Agreement is to be performed. The policy shall include employers’ liability for not less than $1,000,000 per accident.

All policies shall be issued by insurance companies with an A.M. Best’s rating of Class A-:V (or its equivalent) or higher status. Each Party shall deliver certificates of insurance evidencing coverage to the other Party promptly after the execution of this Agreement and annually thereafter. All policies provided for herein shall expressly provide that such policies shall not be cancelled, terminated or altered without at least thirty (30) days prior written notice to the insured Party, and each insuring Party shall immediately notify the insured Party in the event that a policy provided for herein is cancelled, terminated or altered.

ARTICLE 11

CONFIDENTIALITY

11.1 Confidentiality. During the Term and for a period of five (5) years thereafter, each Party shall maintain all Confidential Information of the other Party in trust and confidence and shall not, without the written consent of the other Party, disclose any Confidential Information of the other Party to any Third Party or use any Confidential Information of the other Party for any purpose other than as necessary or helpful in connection with the exercise of rights or discharge of obligations under this Agreement. The confidentiality obligations of this Section 11.1 shall not apply to Confidential Information to the extent that the receiving Party can establish by competent evidence that such Confidential Information: (a) is publicly known prior or subsequent to disclosure without breach of confidentiality obligations by such Party or its employees, consultants or agents; (b) was in such Party’s possession at the time of disclosure without any restrictions on further disclosure; (c) is received by such receiving Party, without any restrictions on further disclosure, from a Third Party who has the lawful right to disclose it; or (d) is independently developed by employees or agents of the receiving Party without reference to the disclosing Party’s Confidential Information.

11.2 Authorized Disclosure. Nothing herein shall preclude a Party from disclosing the Confidential Information of the other Party, solely to the extent:

(a) such disclosure is reasonably necessary (i) for the filing or prosecuting of Patents as contemplated by this Agreement; (ii) to comply with the requirement of Regulatory Authorities with respect to obtaining and maintaining Regulatory Approval (or any pricing and reimbursement approvals) of an Aradigm Product; or (iii) for prosecuting or defending litigations as contemplated by this Agreement;

(b) such disclosure is reasonably necessary to its employees, agents, consultants, contractors, licensees or sublicensees on a need-to-know basis for the sole purpose of performing its obligations or exercising its rights under this Agreement; provided that in each case, the disclosees are bound by written obligations of confidentiality and non-use consistent with those contained in this Agreement;

(c) such disclosure is reasonably necessary to any bona fide potential or actual investor, acquiror, merger partner, or other financial or commercial partner for the sole purpose of evaluating an actual or potential investment, acquisition or other business relationship; provided that in each case, the disclosees are bound by written obligations of confidentiality and non-use consistent with those contained in this Agreement;

(d) such disclosure is reasonably necessary to comply with applicable Laws, including regulations promulgated by applicable security exchanges, a valid order of a court of competent jurisdiction, administrative subpoena or order.

Notwithstanding the foregoing, in the event a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to any of Sections 11.2(a) through 11.2(d), such Party shall promptly notify the other Party of such required disclosure and shall use reasonable efforts to obtain, or to assist the other Party in obtaining, a protective order preventing or limiting the required disclosure.

11.3 Return of Confidential Information. Promptly after the termination or expiration of this Agreement for any reason, each Party shall return to the other Party all tangible manifestations of such other Party’s Confidential Information at that time in the possession of the receiving Party.

11.4 Publicity; Terms of the Agreement; Confidential Treatment.

(a) The Parties agree that the terms of this Agreement (including without limitation any exhibits hereto) shall be considered Confidential Information of each Party, subject to the special authorized disclosure provisions set forth in Section 11.2 and this Section 11.4.

(b) The Parties have agreed to issue a joint press release in the form attached as Exhibit D on or promptly after the Effective Date. In addition, to the extent required by applicable Laws, including regulations promulgated by applicable security exchanges, each Party shall have the right to make a press release announcing the achievement of each milestone under this Agreement as it is achieved, and the achievements of Regulatory Approvals in the Territory as they occur, subject to the other Party’s consent as to form and substance of such announcement, which shall not be unreasonably withheld or delayed. In relation to the other Party’s review and approval of such an announcement, such other Party may make specific, reasonable comments on such proposed press release within the prescribed time for commentary, but shall not withhold its consent to disclosure of the information that the relevant milestone has been achieved and triggered a payment hereunder. Neither Party shall be required to seek the permission of the other Party to repeat any information regarding the terms of this Agreement that has already been publicly disclosed by such Party, or by the other Party, in accordance with this Section 11.4, provided such information remains accurate as of such time.

(c) In addition, the Parties acknowledge that either or both Parties may be obligated to file under applicable law and regulation a copy of this Agreement with the USA Securities and Exchange Commission or similar stock exchange authorities or other governmental authorities. Each Party shall be entitled to make such a required filing; provided, however, that it requests confidential treatment of the commercial terms and sensitive technical terms hereof and thereof. In the event of any such filing, each Party shall provide the other Party with a copy of this Agreement marked to show provisions for which such Party intends to seek confidential treatment and shall reasonably consider and incorporate the other Party’s comments thereon to the extent consistent with the legal requirements, with respect to the filing Party, governing disclosure of material agreements and material information that must be publicly filed.

11.5 Technical Publication. Neither Party may publish peer reviewed manuscripts or give other forms of public disclosure such as abstracts and media presentations (such disclosure collectively, for purposes of this Section 11.5, “publication”), of results of studies carried out under this Agreement, without the opportunity for prior review by the other Party, except to the extent required by applicable Laws. A Party seeking publication shall provide the other Party the opportunity to review and comment on any proposed publication that relates to the Aradigm

Product at least thirty (30) days (or at least ten (10) days in the case of abstracts and media presentations) prior to its intended submission for publication. The other Party shall provide the Party seeking publication with its comments in writing, if any, within twenty (20) days (or within five (5) days in the case of abstracts and media presentations) after receipt of such proposed publication. The Party seeking publication shall consider in good faith any comments thereto provided by the other Party and shall comply with the other Party’s reasonable request to remove any and all of such other Party’s Confidential Information from the proposed publication. In addition, the Party seeking publication shall delay the submission for a period up to sixty (60) days in the event that the other Party can demonstrate reasonable need for such delay in order to accommodate the preparation and filing of a patent application. If the other Party fails to provide its comments to the Party seeking publication within such twenty (20)-day period (or five (5)-day period, as the case may be), such other Party shall be deemed not to have any comments, and the Party seeking publication shall be free to publish in accordance with this Section 11.5 after the thirty (30)-day period (or ten (10)-day period, as the case may be) has elapsed. The Party seeking publication shall provide the other Party a copy of the publication at the time of the submission. Each Party agrees to acknowledge the contributions of the other Party and its employees in all publications as scientifically appropriate.

11.6 Equitable Relief. Each Party acknowledges that its breach of this Agreement may cause irreparable injury to the other Party for which monetary damages may not be an adequate remedy. Therefore, each Party shall be entitled to seek injunctive and other appropriate equitable relief to prevent or curtail any actual or threatened breach of the obligations under this Agreement by the other Party. The rights and remedies provided to each Party in this Section 11.6 are cumulative and in addition to any other rights and remedies available to such Party at law or in equity.

ARTICLE 12

TERM AND TERMINATION

12.1 Term. This Agreement shall become effective on the Effective Date and, unless earlier terminated pursuant to this ARTICLE 12, shall remain in effect until the Royalty Term has expired in all countries, for all products (the “Term”). For the avoidance of doubt, upon the expiration of the Agreement, Grifols shall retain all licenses granted hereunder.

12.2 Termination by Aradigm for Patent Challenge. Aradigm may terminate this Agreement in its entirety immediately upon written notice to Grifols if Grifols or any Grifols’ Affiliate files a challenge with a Governmental Authority contesting the validity, enforceability or scope of any Aradigm Patent anywhere in the world. If a sublicensee of Grifols takes the foregoing action, Grifols shall terminate such sublicense (however, it being understood that Aradigm shall not have the right to terminate this Agreement in such event).

12.3 Termination for Breach.

(a) Grifols shall have the right to terminate this Agreement in its entirety upon written notice to Aradigm if (i) Aradigm materially breaches any of its material obligations under this Agreement, (ii) there is a termination of the Supply Agreement by Grifols, or (iii) there is a material breach of, or material inaccuracy in, any of Aradigm’s representations or warranties contained in this Agreement or Section 3.19 (Intellectual Property) of the Stock Purchase Agreement (clauses (i), (ii), and (iii) collectively, an “Aradigm Breach”) and Aradigm fails to cure such Aradigm Breach within ninety (90) days from notice.

(b) Aradigm shall have the right to terminate this Agreement in its entirety upon written notice to Grifols if Grifols materially breaches any of its material obligations under this Agreement or there is a material breach of, or material inaccuracy in, any of the Grifols’ representations or warranties contained in this Agreement and, after receiving written notice identifying such material breach in reasonable detail, Grifols fails to cure such material breach within ninety (90) days from the date of such notice.

(c) If the alleged breaching Party disputes in good faith the existence or materiality of a breach specified in a notice provided by the other Party in accordance with Section 12.3(a) or Section 12.3(b), and such alleged breaching Party provides the other Party notice of such dispute within the applicable cure period, then the non-breaching Party shall not have the right to terminate this Agreement under Section 12.3(a) (excluding Section 12.3(a)(ii)) or Section 12.3(b) unless and until an arbitrator, in accordance with ARTICLE 13, has determined that the alleged breaching Party has materially breached the Agreement and such breaching Party fails to cure such breach within the applicable cure period (measured as commencing after the arbitrator’s decision). It is understood and agreed that during the pendency of such dispute, all of the terms and conditions of this Agreement shall remain in effect and the Parties shall continue to perform all of their respective obligations hereunder.

12.4 Termination for Aradigm Change in Control. Grifols shall have the right to terminate this Agreement in its entirety upon written notice to Aradigm upon the occurrence of an Aradigm Change in Control prior to the first Regulatory Approval of an Aradigm Product in either the USA or the European Union, provided, Grifols must give notice of its intent to terminate the agreement within one hundred and eighty (180) days of such Aradigm Change in Control or otherwise forfeit this termination right.

12.5 Termination for Bankruptcy. To the extent permitted under applicable Laws, if at any time during the Term of this Agreement, an Event of Bankruptcy (as defined below) relating to either Party (the “Bankrupt Party”) occurs, the other Party (the “Non-Bankrupt Party”) shall have, in addition to all other legal and equitable rights and remedies available hereunder, the option to terminate this Agreement upon sixty (60) days written notice to the Bankrupt Party. It is agreed and understood that if the Non-Bankrupt Party does not elect to terminate this Agreement upon the occurrence of an Event of Bankruptcy, except as may otherwise be agreed with the trustee or receiver appointed to manage the affairs of the Bankrupt Party, the Non-Bankrupt Party shall continue to make all payments required of it under this Agreement as if the Event of Bankruptcy had not occurred, and the Bankrupt Party shall not have the right to terminate any license granted herein. The term “Event of Bankruptcy” means: (a) filing, in any court or agency pursuant to any statute or regulation of any state or country, (i) a petition in bankruptcy or insolvency, (ii) for reorganization or (iii) for the appointment of (or for an arrangement for the appointment of) a receiver or trustee of the Bankrupt Party or of its assets; (b) with respect to the Bankrupt Party, being served with an involuntary petition filed in any insolvency proceeding, which such petition is not dismissed within sixty (60) days after the filing thereof; (c) proposing or being a party to any dissolution or liquidation when insolvent; or

(d) making an assignment for the benefit of creditors. Without limitation, the Bankrupt Party’s rights under this Agreement shall include those rights afforded by 11 US § 365(n) of the United States Bankruptcy Code (the “Bankruptcy Code”) and any successor thereto. If the bankruptcy trustee of a Bankrupt Party as a debtor or debtor-in-possession rejects this Agreement under 11 US § 365 of the Bankruptcy Code, the Non-Bankrupt Party may elect to retain its rights licensed from the Bankrupt Party hereunder (and any other supplementary agreements hereto) for the duration of this Agreement and avail itself of all rights and remedies to the full extent contemplated by this Agreement and 11 US § 365(n) of the Bankruptcy Code, and any other relevant Laws.

12.6 Termination for Convenience by Grifols. Without limiting the terms of Section 12.3 or Section 12.4, Grifols shall have the right to terminate this Agreement in its entirety for any reason or no reason at any time during the Term by providing ninety (90) days’ written notice of such termination to Aradigm (without penalty or termination fee, except as provided in the proceeding sentence). If the foregoing without-cause termination right is exercised by Grifols within ninety (90) days after the occurrence of a Grifols Control Event, Grifols shall promptly pay to Aradigm a termination fee of twelve million five hundred thousand dollars ($12,500,000) (the “Termination Fee”). The Parties acknowledge that in the event of such a termination pursuant to this Section 12.6 within ninety (90) days after the occurrence of a Grifols Control Event: (1) Aradigm may be substantially damaged, (2) the amount of such damages are extremely difficult to ascertain, and (3) the payment set forth in this Section 12.6 represents a real and genuine estimate of the amount of such damages. Accordingly, the Parties acknowledge that the fact of and amount of such payment is reasonable and not punitive, and that it is Aradigm’s sole remedy in the event of a termination by Grifols under this Section 12.6. For purposes of clarity, if Grifols terminates this Agreement under Section 12.3(a), 12.4, 12.5 or 14.2, the Termination Fee shall not be payable even if such termination occurs within ninety (90) days after the occurrence of a Grifols Control Event.

12.7 Effect of Termination.

(a) In General. The termination of this Agreement shall not relieve either Party from liability or damages for any breach of this Agreement.

(b) Effects of Termination Generally. Without limiting the generality of Section 12.7(a), the following rights and consequences shall apply upon any termination of this Agreement:

(i) Inventory. Grifols may sell off all of Grifols’ inventory of Aradigm Products during the twelve (12) month period after the effective date of termination (during which time royalties shall continue to be paid by Grifols).

(ii) Licensed Rights. All licenses and rights granted to Grifols under this Agreement shall terminate (except to the extent necessary to allow Grifols to sell off its inventory pursuant to Section 12.7(b)(i)). Aradigm, in its sole discretion, may elect to assume or terminate any sublicenses granted by Grifols pursuant to Section 2.2 (to the extent offered by Grifols and assignable).

(iii) Regulatory Materials; Data. To the extent permitted by applicable Laws, Grifols shall transfer and assign to Aradigm all Regulatory Materials, data and Know-How relating to the Aradigm Products and Compound and shall treat the foregoing as Confidential Information of Aradigm (and not of Grifols) under Article 11; provided that Grifols shall be allowed to retain copies of any such materials that a Regulatory Authority requires Grifols to retain under applicable Laws, or that Grifols requires pursuant to its internal recordkeeping rules (with such information to be used strictly in accordance with such rules).

(iv) Grifols License. Grifols shall be deemed to have granted to Aradigm, only effective upon termination, a non-exclusive, fully paid up, worldwide, fully transferable, irrevocable license (with the right to grant sublicenses through multiple tiers) under all Patents and Know-How (to the extent not assigned under Section 12.7(b)(ii)) (A) Controlled by Grifols (or its Affiliates) at any time (including after the termination of this Agreement) and (B) actually used or conceived by Grifols or any of its Affiliates (1) in the Development and/or Commercialization of the Aradigm Product or (2) at any time as result of Grifols’ or any of its Affiliates’ access to Aradigm Technology, or (C) Covering the Aradigm Product or Compound, in each case to make, have made, use, import, offer for sale and sell Aradigm Products. For the avoidance of doubt, no rights of Grifols in the intellectual property of Grifols (including, without limitation, the Product Marks) shall be deemed to be granted or otherwise transferred to Aradigm.

(v) Transition Assistance. Grifols shall provide such assistance, at no cost to Aradigm, as may be reasonably necessary for Aradigm to continue Developing and/or Commercializing Aradigm Products throughout the Territory, to the extent Grifols is then performing or having performed such activities, including by using good faith efforts to assign or amend, as appropriate, upon the request of Aradigm, any agreements or arrangements with Third Party vendors to Develop and/or Commercialize Aradigm Products. To the extent that any such contract between Grifols and a Third Party is not assignable to Aradigm, Grifols shall reasonably cooperate with Aradigm to arrange to continue to provide such services for a reasonable time after termination, with Aradigm compensating Grifols for its fully-burdened FTEs plus any direct costs and expenses in providing such services. Grifols shall not knowingly, during any notice period prior to the termination of this Agreement or during any transition period after termination, take any action that could reasonably be expected to have a material adverse impact on the further Development and Commercialization of any Aradigm Product.

(c) Effects of Termination for Grifols’ Breach or Termination for Convenience. If Grifols terminates this Agreement under Section 12.6 (provided that no termination fee is payable pursuant to Section 12.6) or Aradigm terminates this Agreement under Section 12.3(b), Grifols will pay to Aradigm all Development Costs incurred by Aradigm prior to the effective date of termination and otherwise for any and all of Aradigm’s out-of-pocket costs and expenses for Aradigm Development activities accrued by Aradigm which Aradigm is not able to cancel, it being agreed and understood that Grifols shall have no obligation under this Section 12.7(c) if the Termination Fee is payable under Section 12.6.

12.8 Survival. Termination or expiration of this Agreement shall not affect any rights or obligations of the Parties under this Agreement that have accrued prior to the date of termination or expiration. Notwithstanding anything to the contrary, the following provisions shall survive any expiration or termination of this Agreement: Sections 7.6, 7.7, 10, 11, 12.7, 12.8, 13, 14.1, 14.3, 14.4, 14.7, 14.8, 14.9, 14,10, 14.11, and 14.12.

ARTICLE 13

DISPUTE RESOLUTION

13.1 Disputes. The Parties recognize that disputes as to certain matters may from time to time arise that relate to either Party’s rights and/or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this ARTICLE 13 to resolve any controversy or claim arising out of, relating to or in connection with any provision of this Agreement, if and when a dispute arises under this Agreement.

13.2 Internal Resolution. With respect to all disputes arising between the Parties under this Agreement, including any alleged breach under this Agreement or any issue relating to the interpretation or application of this Agreement, if the Parties are unable to resolve such dispute within thirty (30) days after such dispute is first identified by either Party in writing to the other, the Parties shall refer such dispute to the Executive Officers of the Parties for attempted resolution by good faith negotiations within thirty (30) days after such notice is received, including at least one (1) in-person meeting of the Executive Officers within twenty (20) days after such notice is received.

13.3 Arbitration. If the Executive Officers of the Parties are not able to resolve such dispute referred to them under Section 13.2 within such thirty (30) day period, then subject to Section 13.4, such dispute shall be settled by binding arbitration in accordance with the then current rules of commercial arbitration of the American Arbitration Association (“AAA”). A single arbitrator with experience in the development and commercialization of drugs and diagnostics shall be appointed by each of the Parties, and the two arbitrators appointed by the Parties shall appoint the third arbitrator with experience in the development and commercialization of drugs and diagnostics. The place of arbitration shall be New York, New York. The arbitrator’s fees and expenses shall be shared equally by the Parties. Each Party shall bear and pay its own expenses incurred in connection with any dispute resolution under this Section 13.3. The proceedings, including any outcome, shall be confidential. Notwithstanding the foregoing, either Party shall have the right, without waiving any right or remedy available to such Party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such Party, pending the selection of the arbitrator hereunder or pending the arbitrator’s decision of the dispute subject to arbitration.

13.4 Patent and Trademark Disputes. Notwithstanding Section 13.3, any dispute, controversy or claim relating to the scope, validity, enforceability or infringement of any Patent Covering the manufacture, use, importation, offer for sale or sale of any Aradigm Product or of any trademark rights relating to any Aradigm Product shall be submitted to a court of competent jurisdiction in the country in which such Patent or trademark rights were granted or arose.

13.5 Equitable Relief. Nothing in this ARTICLE 13 shall prevent either Party from seeking equitable or other relief in a court of competent jurisdiction. All rights and remedies provided to each Party in this Agreement are cumulative and in addition to any other rights and remedies available to such Party at law or in equity.

ARTICLE 14

MISCELLANEOUS

14.1 Entire Agreement; Amendment. This Agreement, together with the exhibits attached hereto, which are hereby incorporated herein, represents the entire agreement and understanding between the Parties with respect to its subject matter and supersedes and terminates any prior and/or contemporaneous discussions, representations or agreements, whether written or oral, of the Parties regarding the subject matter hereto, and supersedes, as of the Effective Date, all prior and contemporaneous agreements and understandings between the Parties with respect to the subject matter hereof (including the Prior NDA). There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth in this Agreement. Amendments or changes to this Agreement shall be valid and binding only if in writing and signed by duly authorized representatives of the Parties.

14.2 Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall mean conditions beyond the control of the Parties, including an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). If a force majeure persists for more than ninety (90) days, then the Parties shall discuss in good faith the modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such force majeure, and if the force majeure prevents Aradigm from performing its obligations under the Development Plan for a period of more than one hundred and five (105) days, Grifols shall have the right to terminate this Agreement pursuant to Section 12.3(a).

14.3 Notices. Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 14.3, and shall be deemed to have been given for all purposes (a) when received, if hand-delivered or sent by confirmed facsimile or a reputable courier service, or (b) five (5) Business Days after mailing, if mailed by first class certified or registered airmail, postage prepaid, return receipt requested.

If to Aradigm:	Aradigm Corporation
Attn.: Chief Executive Officer
3929 Point Eden Way
Hayward, CA 94545

With a copy to (which shall not constitute notice):

Morrison & Foerster, LLP
Attn: John Campbell
425 Market Street
San Francisco, CA 94105

If to Grifols:	Grifols, S.A.

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
	Facsimile:	+34.93.571.0267
	Attention:	Victor Grifols

With a copy to (which shall not constitute notice):

Osborne Clarke S.L.P.
Avenida Diagonal, 477
Planta 20
08036 Barcelona
Spain
	Facsimile:	+34.93.410.2513
	Attention:	Tomás Dagá
Raimon Grifols

and

Proskauer Rose LLP
Eleven Times Square
New York, NY 10036
Attn: Peter G. Samuels, Esq.
Daryn A. Grossman, Esq.
Rima R. Moawad, Esq.

14.4 No Strict Construction; Headings. This Agreement has been prepared jointly by the Parties and shall not be strictly construed against either Party. Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision. The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section. Except where the context otherwise requires, the use of any gender shall be applicable to all genders, and the word “or” is used in the inclusive sense (and/or). The term “including” as used herein means including, without limiting the generality of any description preceding such term.

14.5 Assignment. Neither Party may assign this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld, except that either Party may assign this Agreement without the prior consent of the other Party: (a) to a Third Party successor to all or substantially all of its stock or assets relating to the Aradigm Products (an “Acquiror”), whether in connection with a merger, consolidation or sale of assets or other transaction, provided that, in the case of clause (a), Grifols shall remain secondarily liable with respect to any obligations of Grifols or such assignee under this Agreement (except in the case of a sale of all or a majority of the stock or assets of Grifols, whether in connection with a merger, consolidation or sale of assets or other transaction, in which case Grifols shall be released from any obligations under this Agreement); or (b) to its Affiliate; provided that, in the case of clause (b), as between Grifols and its assignee, on the one hand, and Aradigm, on the other hand, Grifols shall remain the primary obligor with respect to its and its assignee’s obligations under this Agreement. Notwithstanding the foregoing, (i) Aradigm may assign without Grifols’ consent its rights to royalties received under this Agreement and (ii) Grifols may assign this Agreement, and all of its rights or obligations hereunder, to any Pharmaceutical Company without the prior consent of Aradigm. Any permitted assignment shall be binding on the successors of the assigning Party. The Aradigm Technology (and consequently the Licensed Rights) shall exclude any Patents and Know-How Controlled by any Acquiror or any Affiliate thereof (excluding Aradigm, as an Affiliate of the Acquiror as a result of such transaction) (i) prior to the acquisition and which were not obtained from Grifols or its Affiliates or (ii) after the acquisition which Cover inventions or comprise Know-How developed outside of and unrelated to any activities under the Development Plan or any other activities under this Agreement. Any attempted or purported assignment in violation of this Section 14.5 shall be null and void.

14.6 Performance by Affiliates. Each Party may discharge any obligations and exercise any right hereunder through any of its Affiliates (and, for the avoidance of doubt, Grifols may sublicense its rights and obligations under this Agreement to any of its wholly-owned subsidiaries). Each Party hereby guarantees the performance by its Affiliates of such Party’s obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement shall be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate.

14.7 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

14.8 Severability. If any provision of this Agreement is found by a court of competent jurisdiction to be unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement. The remainder of this Agreement shall remain in full force and effect, unless the severed provision is essential and material to the rights or benefits received by either Party. In such event, the Parties shall negotiate, in good faith, and substitute a valid and enforceable provision or agreement that most nearly implements the Parties’ intent in entering into this Agreement.

14.9 No Waiver. No provision of this Agreement can be waived except by the express written consent of the Party waiving compliance. Except as specifically provided for herein, the waiver from time to time by either Party of any of its rights or its failure to exercise any remedy shall not operate or be construed as a continuing waiver of the same or of any other of such Party’s rights or remedies provided in this Agreement.

14.10 Independent Contractors. For all purposes under this Agreement, Grifols and Aradigm and their respective Affiliates are independent contractors with respect to each other, and shall not be deemed to be an employee, agent, partner or legal representative of the other Party. This Agreement does not grant any Party or its employees, consultants or agents any authority (express or implied) to do any of the following without the prior express written consent of the other Party: create or assume any obligation; enter into any agreement; make any representation or warranty; serve or accept legal process on behalf of the other Party; settle any claim by or against the other Party; or bind or otherwise render the other liable in any way.

14.11 Governing Law. This Agreement shall be governed by the laws of the state of New York, without regard to its choice of law provisions that would require the application of the laws of a different jurisdiction. The Parties hereby irrevocably submit to the jurisdiction of the state and federal courts sitting in the County and State of New York for the adjudication of disputes arising out of or relating to this Agreement.

14.12 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute the same legal instrument.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized officers as of the Effective Date.

GRIFOLS, S.A.	ARADIGM CORPORATION

By:	By:

Name:	Name:

Title:	Title: